   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2001.


                                                      REGISTRATION NO. 333-53214
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                ZYGO CORPORATION
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           06-0864500
 (State or other jurisdiction of incorporation or        (I.R.S. Employer Identification Number)
                  organization)

                               LAUREL BROOK ROAD
                      MIDDLEFIELD, CONNECTICUT 06455-0448
                                 (860) 347-8506
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               J. BRUCE ROBINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               LAUREL BROOK ROAD
                      MIDDLEFIELD, CONNECTICUT 06455-0448
                                 (860) 347-8506
(Name, address, including zip code and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

            PAUL JACOBS, ESQ.                         STEVEN R. FINLEY, ESQ.
        SHELDON G. NUSSBAUM, ESQ.                  Gibson, Dunn & Crutcher LLP
       Fulbright & Jaworski L.L.P.                       200 Park Avenue
             666 Fifth Avenue                        New York, New York 10166
         New York, New York 10103                         (212) 351-4000
              (212) 318-3000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2001

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                2,880,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                            ------------------------


    We are offering 2,500,000 shares of our common stock and the selling stockholders are selling an additional 380,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.



    Our common stock is traded on the Nasdaq National Market under the symbol "ZIGO." The last reported sale price of our common stock on the Nasdaq National Market on February 6, 2001 was $40 1/4 per share.


    SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                 PER SHARE        TOTAL
                                                              ---------------   ---------
Public offering price.......................................  $                 $

Underwriting discounts and commissions......................  $                 $

Proceeds, before expenses, to us............................  $                 $

Proceeds, before expenses, to the selling stockholders......  $                 $

                            ------------------------


    We have granted the underwriters a 30-day option to purchase up to an additional 432,000 shares of our common stock to cover any over-allotments.


                            ------------------------

BEAR, STEARNS & CO. INC.                                         LEHMAN BROTHERS

                             C.E. UNTERBERG, TOWBIN

                                            ING BARINGS

               The date of this Prospectus is            , 2001.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION MORE FULLY DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK IN THIS OFFERING. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

                                ZYGO CORPORATION

    We are an emerging supplier of optical components and modules for the telecommunications market and a leading designer, developer and manufacturer of optics and on-line yield enhancement solutions for the semiconductor and industrial manufacturing markets. We intend to leverage our knowledge and expertise in on-line yield enhancement, namely metrology and automation, to provide innovative solutions and advanced optical components and modules to telecommunications customers. Because we are vertically integrated and have advanced yield enhancement equipment, we believe our fiber optics components will be manufactured reliably with high throughput. Selected telecommunications customers include Agilent, Axsun, Cidra, Coherent, Corning Rochester Photonics, Lightchip, Lucent, Nortel Networks, Tyco and Vytran. Selected semiconductor and industrial manufacturing customers include Bosch, Canon, Caterpillar, Cummins Engine, IBM, KLA-Tencor, Nikon and SVG.


    In May 2000, we acquired Firefly Technologies, Inc., renamed Zygo TeraOptix, which develops optical components and modules for the telecommunications market. Our telecommunications products include fiber and lens arrays, switches and modules that are used in specific products and systems for optical networks, such as dense wave division multiplexers, or DWDMs. Our optics unit also designs high performance macro-optics components and assemblies that are used in applications such as telecommunications equipment, laser fusion research, semiconductor manufacturing equipment and aerospace optical systems. These components and assemblies are also an integral part of our own yield enhancement solutions.


    Network service providers are increasingly deploying next-generation optical networks to address the demand for high speed communications and the increased need for bandwidth. According to a leading market research consultant, industry demand for fiber optic components will exceed $23 billion in the year 2003, up from $6.6 billion in 1999. Fiber optic network providers need suppliers who can deliver consistent supplies of reliable critical components and modules at significant volumes in a timely, cost-effective manner.

    Historically, the focus of our business has been metrology and automation. Our metrology unit manufactures noncontact optical measurement instruments and products. We are one of the largest and most experienced manufacturers of interferometric products that inspect and analyze surfaces of objects. Our automation solutions unit designs, develops, manufactures and markets comprehensive automated system solutions to enhance operational efficiencies and product yields by building metrology into the production process. These automation systems are used in the manufacture of high precision equipment.


    Advancing technologies have required manufacturers in a variety of industries to produce smaller products with more precise tolerances and increased complexity. The trend towards miniaturization and tighter tolerances creates new challenges as manufacturers are forced to handle, measure and test ever smaller components. As a result, "nanotechnology scale" precision is necessary and, to a greater extent than ever, manufacturers require automated measurement and control. While the semiconductor market is rather mature in its use of these types of tools, the industrial manufacturing market's use of on-line automated metrology solutions is at an early stage.

    Our objective is to:

    - become a significant provider of cost-effective optical components, optical assemblies, fiber optic modules and precision optics on a volume basis for next-generation optical networks and precision semiconductor and industrial applications; and

    - continuously improve our customers' competitiveness by providing on-line yield enhancement metrology and automation solutions for the telecommunications, semiconductor and other high precision markets.

    Our strategy to accomplish these objectives includes the following:

    - INCREASE INVESTMENTS IN THE TELECOMMUNICATIONS MARKET. We intend to focus more of our research and development resources on the high growth telecommunications market.

    - MAINTAIN VERTICAL MANUFACTURING CAPABILITY IN THE OPTICS BUSINESS. Since we are vertically integrated and have advanced yield enhancement equipment, we believe our fiber optics components will be manufactured reliably with high throughput.

    - CONTINUE TO DIVERSIFY CUSTOMERS AND PRODUCTS. Our products are used in a broad range of applications which reduces our reliance on sales to any particular industry.

    - DEVELOP LONG-TERM AND SIGNIFICANT CUSTOMER RELATIONSHIPS. We seek to enter into collaborative arrangements with existing and potential customers in attractive end-user markets in order to optimize our products for their use.

    - PURSUE A SELECTIVE ACQUISITION AND INVESTMENT STRATEGY. We seek to access additional technological capabilities and complementary product lines through selective acquisitions and strategic investments.


    We believe that our telecommunication solutions, combined with over 30 years of experience in on-line yield enhancement, enable us to deliver high-performance, cost-effective components and modules to telecommunications customers and to quickly develop and commercialize the next generation of optical components and modules.


    We were incorporated in 1970 under the laws of the State of Delaware. The address of our principal executive offices is Laurel Brook Road, Middlefield, Connecticut 06455-0448. Our telephone number at that address is (860) 347-8506. Our Web site address is www.zygo.com. The information on our Web site is not a part of this prospectus.

                                  THE OFFERING


Common stock offered by Zygo..............  2,500,000 shares

Common stock offered by the selling
  stockholders............................  380,000 shares

Common stock to be outstanding after this
  offering................................  16,902,294 shares

Use of proceeds...........................  For capital expenditures relating to new manufacturing facilities, expenditures relating to purchases of coating equipment for our optics business, increased research and development and general corporate purposes. See "Use of Proceeds."

Nasdaq National Market symbol.............  "ZIGO"



    The table set forth above is based on shares of our common stock outstanding as of
December 31, 2000. This table excludes:



    - 4,850,000 shares of our common stock reserved for issuance under our Amended and Restated Non-Qualified Stock Option Plan, of which 1,608,968 shares are issuable upon exercise of outstanding options at a weighted average exercise price of $51.38 per share as of
     December 31, 2000;



    - 620,000 shares of our common stock reserved for issuance under our Amended and Restated Non-Employee Director Stock Option Plan, of which 197,000 shares are issuable upon exercise of outstanding options at a weighted average exercise price of $13.08 per share as of December 31, 2000;



    - 500,000 shares of our common stock available for issuance under our Employee Stock Purchase Plan; and



    - up to 432,000 shares of our common stock issued by us if the underwriters exercise their over-allotment option.

                             SUMMARY FINANCIAL DATA



    The summary financial data presented below as of and for the years ended June 30, 1996, 1997, 1998, 1999 and 2000 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditiors, whose report for the three years ended June 30, 2000 is incorporated by reference in this prospectus. The summary financial data as of and for the six months ended December 31, 2000 have been derived from our unaudited consolidated financial statements. As adjusted results give effect to the net proceeds to be received by us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and net proceeds to be received by us from this offering.



                                                                                                              SIX MONTHS
                                                                                                                 ENDED
                                                          FISCAL YEAR ENDED JUNE 30,                         DECEMBER 31,
                                          ----------------------------------------------------------      -------------------
                                            1996     1997(1)       1998(1)       1999(1)    2000(1)         1999       2000
                                          --------   --------      --------      --------   --------      --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales...............................  $57,374    $87,220       $99,084       $63,382     $87,243      $40,965    $56,663
Cost of goods sold......................   31,508     45,395        57,635        40,997      54,688       23,522     33,083
Gross profit............................   25,866     41,825        41,449        22,385      32,555(4)    17,443     23,580
Operating profit (loss).................   10,828      9,203        10,168        (7,691)    (18,322)       2,865      4,065
Net earnings (loss).....................   $7,799     $2,877        $7,029       $(3,876)   $(16,047)      $1,963     $2,722
Earnings (loss) per common and common
  equivalent share:
  Basic(3)..............................    $0.84      $0.28         $0.61        $(0.33)     $(1.28)       $0.16      $0.19
  Diluted(3)............................    $0.72      $0.24         $0.55        $(0.33)     $(1.28)       $0.15      $0.18
Weighted average common shares and
  common dilutive equivalents
  outstanding:
  Basic.................................    9,323     10,403        11,480        11,780      12,511       11,905     14,329
  Diluted...............................   10,878     11,998        12,877        11,780      12,511       13,083     15,166
Before non-recurring expenses:
  Operating income......................  $10,828    $20,286(2)    $12,088(2)    $(7,691)     $6,246(2)    $2,865     $4,065
  Net income............................   $7,799    $13,960(2)     $8,949(2)    $(3,876)     $4,798(2)    $1,963     $2,722
  Earnings (loss) per common and common
    equivalent share:
    Basic...............................    $0.84      $1.34(2)      $0.78(2)     $(0.33)      $0.38(2)     $0.16      $0.19
    Diluted.............................    $0.72      $1.16(2)      $0.69(2)     $(0.33)      $0.34(2)     $0.15      $0.18



                                                                AS OF DECEMBER 31, 2000
                                                              ----------------------------
                                                               ACTUAL          AS ADJUSTED
                                                              --------         -----------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $9,350          $103,741
Working capital.............................................    55,048           149,439
Total assets................................................   107,106           201,497
Long-term debt (excluding current portion)..................     5,079             5,079
Stockholders' equity........................................    83,786           178,177


--------------------------

(1) The results of Firefly Technologies, Inc., which is being accounted for as a pooling-of-interests, are included as of July 1, 1997. The results of Sight Systems, Inc. ("SSI"), which is being accounted for as an immaterial pooling-of-interests, are included from July 1, 1997; the results of Syncotec Neue Technologien and Instrumente GmbH ("Syncotec") are included from September 1, 1997 when the acquisition of the remaining 50% of Syncotec was completed; and the results of Technical Instrument Company ("TIC") are included in our consolidated results from August 8, 1996 when that acquisition was effective. Both Syncotec and TIC were accounted for as purchases.


(2) Nonrecurring charges include: acquisition-related charges of $14,001 (of which $12,024 was a noncash charge), $1,585, and $11,083 for the three months ended June 30, 2000, and September 30, 1997 and 1996, respectively; our West Coast operations reorganization cost of $10,567 (of which $9,692 was a noncash charge) for the three months ended June 30, 2000; and failed merger costs of $335 for the three months ended September 30, 1997.



(3) The difference between basic shares outstanding and diluted shares outstanding is the assumed conversion of common stock equivalents (stock options) in the amounts of 1,555,000; 1,595,000; 1,397,000; 0; and 0 in the years ended June 30, 1996, 1997, 1998, 1999 and 2000, respectively, and 1,178,000 and 837,000 for the six month periods ended December 31, 1999 and 2000, respectively.



(4) Includes nonrecurring noncash charges of $4,214 related to a write-off of inventory during the three months ended June 30, 2000 as part of our West Coast operations reorganization.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND CAUTIONARY STATEMENTS, AS WELL AS THE OTHER INFORMATION SET FORTH HEREIN. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE A SUBSTANTIAL PORTION OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

IF WE ARE UNSUCCESSFUL IN OUR EFFORTS TO BECOME A SIGNIFICANT PROVIDER OF OPTICAL PRODUCTS TO THE TELECOMMUNICATIONS MARKET, OUR REVENUES WILL NOT GROW AS EXPECTED OR MAY DECREASE AND WE MAY INCUR SIGNIFICANT OPERATING LOSSES.

    We may be unsuccessful in making the transition from a company primarily involved in the design and manufacture of on-line yield enhancement products and solutions, to a larger and more complex organization, which will also focus on the design and manufacture of optical components and modules for the telecommunications industry. If we fail to make this transition successfully, our revenues may not grow as expected or may decrease and we may incur significant operating losses. This transition may require that we, among other things:

    - make significant capital expenditures and incur expenses;

    - expand and refocus our global sales and marketing force to sell optical components and modules for the telecommunications industry;

    - successfully integrate our recent acquisition of Firefly Technologies;

    - enhance our financial and management controls and systems;

    - develop a customer base for our new products; and

    - develop and market new products and services.


    We cannot provide any assurance that we will succeed in managing this transition. In addition, we have limited expertise in the design and manufacture of optical components and modules for the telecommunications industry, and have a limited history of shipping products to this industry. Therefore, we may fail to generate sufficient revenues from our sale of optical components and modules for the telecommunications industry and we may incur significant operating losses. For the six months ended December 31, 2000, revenues from our micro-optics business accounted for less than 3% of our net sales and revenues from the telecommunications market accounted for less than 8% of our net sales.


IF THE OPTICAL NETWORKING MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, DEMAND FOR OUR OPTICAL COMMUNICATIONS COMPONENTS AND MODULES MAY BE LESS THAN EXPECTED, WHICH WOULD NEGATIVELY IMPACT OUR NET SALES AND OPERATING RESULTS.

    A significant portion of our business growth strategy is dependent on the deployment of our optical communications components and modules. Our future success in the optical communications market depends on the continued deployment of optical networks, continued growth of the Internet as a widespread communication and commerce medium, the continuing increase in the amount of data transmitted over communications networks and the growth of optical networks to meet the increased demand for bandwidth. Future demand for our optical communications products is uncertain and will depend to a great degree on the speed of the widespread adoption and upgrading of optical networks and the acceptance of fiber optics as the replacement for copper wire. If the transition to optical communications occurs too slowly or capital expenditures within the industry are less than expected, the market for our optical communications products and the growth of our business will be significantly limited.

    In addition, many of our optical components customers are early stage telecommunication companies. If these companies are unable to obtain financing to allow them to grow, they may not be able to purchase optical components from us and our sales may suffer.

    The optical communications market is new and characterized by rapid technological change, frequent new product introductions, changes in customer requirements, unpredictable rates of product deployment and evolving industry standards. Because this market is new, it is difficult to predict its future size or growth rate. Our success in generating net sales in this emerging market will depend on:

    - developing, maintaining and enhancing relationships with customers;

    - the awareness of potential end-user customers and network service providers about the benefits of optical networks; and

    - our ability to accurately predict market demand, develop our products to meet industry needs and comply with industry standards.


    If we fail to address changing market conditions, the sales of our optical communications products may not materialize, which would harm our net sales. In addition, since we have made and will continue to make an investment in the development of products for this market, the failure of optical networks to gain widespread acceptance may significantly negatively impact our operating results.


BECAUSE WE HAVE ONLY RECENTLY BEGUN SELLING PRODUCTS TO THE OPTICAL NETWORKING INDUSTRY, REVENUES FROM THESE PRODUCTS MAY BE DIFFICULT TO PREDICT, NET REVENUES AND RESULTS OF OPERATIONS MAY FLUCTUATE AND OUR STOCK PRICE MAY BE MORE VOLATILE.


    We have only recently begun selling our fiber optic components and modules to the optical networking industry. We may be unable to accurately forecast our revenues of these products, and we have limited meaningful historical financial data upon which to plan future operating expenses. In addition, many of our expenses are fixed, and we may not be able to quickly reduce spending if our revenue is lower than we project. New product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. We may not be able to address the risks associated with our limited operating history in an emerging market and our business strategy in this market may not be sustainable. Resulting quarterly fluctuations in our net revenues could result in volatility or a decline in our stock price.


INTEGRATION OF FIREFLY TECHNOLOGIES WITH OUR BUSINESS MAY PROVE DIFFICULT.

    On May 5, 2000, we purchased all of the capital stock and other outstanding securities of Firefly Technologies for approximately 20% of our outstanding capital stock. We cannot give assurances that the integration of Firefly, now our Zygo TeraOptix division, with our business will be successful. Failure to successfully integrate Firefly may also adversely affect our ability to expand our micro-optics sales to the telecommunications industry.

WE MAY NOT BE ABLE TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES.

    Our future success depends on our ability to attract and retain qualified personnel in the following areas:

    - engineering;

    - management;

    - manufacturing;

    - research and development;

    - sales and marketing; and

    - support.

    Competition for these individuals from a variety of employers, including our competitors and companies in computer or technology-related industries, is intense. We cannot assure you that we will be able to retain our existing personnel or attract and retain additional personnel.

IF WE ARE UNABLE TO COMMIT TO DELIVER SUFFICIENT QUANTITIES OF OUR PRODUCTS TO SATISFY CUSTOMERS' NEEDS, WE MAY NOT ATTRACT NEW ORDERS AND CUSTOMERS AND WE MAY LOSE CURRENT ORDERS AND CUSTOMERS.

    Communications service providers and equipment manufacturers typically require that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we may lose the order and the opportunity for significant sales to that customer for a lengthy period of time. We will be unable to pursue many large orders if we do not have sufficient manufacturing capacity to enable us to commit to providing customers with specified quantities of products. Since we have only recently decided to focus on optical communications products, we have limited manufacturing capacity and experience in this field. This limited capacity combined with our limited experience in predicting demand in this area increases the risk that we may be unable to satisfy product supply commitments.

OUR LENGTHY AND VARIABLE QUALIFICATION AND SALES CYCLE MAKES IT DIFFICULT TO PREDICT THE TIMING OF A SALE OR WHETHER A SALE WILL BE MADE, WHICH MAY CAUSE US TO HAVE EXCESS MANUFACTURING CAPACITY OR INVENTORY AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

    As is typical in the industry, our customers generally expend significant efforts in evaluating and qualifying our products and manufacturing process. This evaluation and qualification process frequently results in a lengthy sales cycle, typically ranging from three to six months and sometimes longer. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales, marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies prior to receiving an order. Even after this evaluation process, it is possible that a potential customer will not purchase our products. In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity.

    If we increase capacity and order supplies in anticipation of an order that does not materialize, our gross margins will decline and we will have to carry or write off excess inventory. Even if we receive an order, the additional manufacturing capacity that we add to service the customer's requirements may be underutilized in a subsequent quarter. Either situation could cause our results of operations to be below the expectations of investors and public market analysts, which would, in turn, cause the price of our common stock to decline. Our long sales cycles, as well as the practice of companies in the telecommunications industry to sporadically place large orders with short lead times, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

BECAUSE WE ARE DEPENDENT ON A SMALL NUMBER OF SUPPLIERS FOR RAW MATERIALS, WE MAY SUFFER DELAYS AND INCREASED EXPENSES IF THESE SUPPLIERS DO NOT PERFORM THEIR OBLIGATIONS.

    We are dependent on suppliers for raw materials and various electrical, mechanical and optical supplies, including fiber and electronic components and modules. If any relationship with a key supplier is terminated or if a supplier fails or is unable to provide reliable services or equipment and we are unable to reach suitable alternative solutions quickly, we may experience significant delays and additional costs in the manufacturing of our products. If our key suppliers cease manufacturing the supplies we require, if their manufacturing operations are interrupted for any significant amount of time, or if they are unwilling to supply us for any other reason, including capacity restraints, then we may be at least temporarily unable to obtain these supplies, thus exposing us to significant delays and additional costs. In the fourth quarter of fiscal 2000 and the first quarter of fiscal 2001, a supplier of electronics components that we needed for our manufacture of displacement measurement interferometry was unable to meet our scheduled demand, adversely affecting our revenues and margins.

    Although we enter, either directly or through our contract manufacturers, into purchase orders with our suppliers based on our forecasts, we do not have any guaranteed supply arrangements with these suppliers. Moreover, as our demand for supplies increases, we may not be able to obtain these supplies in a timely manner. If we are unable to obtain, either directly or through contract manufacturers, a sufficient amount of supplies, or if we experience any interruption in delivery of supplies, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative supplies.

    Currently there are only a limited number of companies that are capable of supplying optical materials in the quantity and of the quality we require. If any of these companies cease manufacturing optical materials, if their manufacturing operations are interrupted for any significant amount of time, or if they are unable or unwilling to supply us for any other reason, including capacity constraints, then we may be at least temporarily unable to obtain sufficient supplies of optical materials, thus exposing us to significant delays and additional costs and adversely affecting our net sales.

IF WE FAIL TO PREDICT OUR MANUFACTURING REQUIREMENTS ACCURATELY, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS, WHICH COULD CAUSE US TO LOSE ORDERS OR CUSTOMERS AND RESULT IN LOWER NET SALES.

    We currently use a rolling 12-month forecast based primarily on our anticipated product orders and, in the telecommunications field, our limited product order history to help determine our requirements for components and materials. It is very important that we accurately predict both the demand for our products and the lead time required to obtain the necessary components and raw materials. Lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, the size of the order, contract terms and demand for each component at a given time. If we underestimate our requirements, we may have inadequate manufacturing capacity or inventory, which could interrupt manufacturing of our products and result in delays in shipments and net sales. If we overestimate our requirements, we could have excess inventory of parts. We also may experience shortages of components from time to time, which also could delay the manufacturing of our products and could cause us to lose orders or customers.

IF OUR NEW MANAGEMENT TEAM DOES NOT OPERATE EFFECTIVELY TOGETHER, OUR BUSINESS AND RESULTS OF OPERATION MAY BE MATERIALLY AND ADVERSELY AFFECTED.


    Nearly all of our management team joined us since 1999 including our chief financial officer who joined us in January 2001. Accordingly, the members of the team have worked together for only a brief period of time. Our ability to effectively execute our business strategy depends in large part on our new management team's ability to operate effectively together. If our executives are unable to do so, our business and results of operation may be materially and adversely affected.


OUR BACKLOG MAY NOT RESULT IN FUTURE SALES.

    We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. There can be no assurance that amounts included in backlog will ultimately result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could adversely affect our results of operations.

CYCLICALITY IN OUR BUSINESS HAS HISTORICALLY LED TO SUBSTANTIAL DECREASES IN DEMAND FOR OUR PRODUCTS AND MAY FROM TIME TO TIME CONTINUE TO DO SO.

    Our business has historically been significantly dependent on capital expenditures by manufacturers of components for the semiconductor industry. This industry is cyclical and historically experiences periods of oversupply, which result in significantly reduced demand for capital equipment, including the products manufactured and marketed by us. For the foreseeable future, our operations will continue to be dependent on the capital expenditures in this industry, which, in turn, is largely dependent on the market demand for products containing integrated circuits. Our net sales and results of operations may be materially adversely affected if downturns or slowdowns in the semiconductor market occur in the future.

WE FACE RISKS RELATING TO OUR INTERNATIONAL SALES AND OUR FOREIGN OPERATIONS.


    Our products are sold internationally, including to customers in Japan and throughout the Pacific Rim. Customers outside the United States accounted for 43%, 44%, and 44% of our net sales in each of the fiscal years ended June 30, 1998, 1999, and 2000, respectively and 47% for the six months ended
December 31, 2000, and are expected to continue to account for a substantial percentage of our net sales. International sales and foreign operations are subject to inherent risks. These risks include:


    - exposure to currency exchange fluctuations;

    - longer payment cycles;

    - greater difficulty in accounts receivable collection;

    - compliance with foreign laws;

    - changes in regulatory requirements;

    - tariffs or other barriers;

    - difficulties in obtaining export licenses;

    - difficulties in staffing and managing foreign operations;

    - reduced protection for, and enforcement of, intellectual property rights;

    - political and economic instability;

    - transportation delays; and

    - potentially adverse tax consequences.


    Even that portion of our international sales which are negotiated for and paid in U.S. dollars are subject to currency risks, since changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. These exchange rate fluctuations could negatively impact international sales of our products and our foreign operations, as could changes in the general economic conditions in those markets. Although we do not currently hedge against exchange rate fluctuations, any measures we take to hedge against exchange rate fluctuations may not adequately protect us from their potential harm.


WE WILL NEED TO RELOCATE OUR OPTICS UNIT TO NEW FACILITIES IN THE FUTURE.

    We intend to move our micro-optics manufacturing operations to a new facility in the near future. If our micro-optics business does not grow as quickly as we expect, our new manufacturing facility might in part represent excess capacity for which we may not recover the cost; in that circumstance, our revenues may be inadequate to support our committed costs and our planned growth, and our profitability and business strategy would suffer. If we encounter delays in moving to our new manufacturing facility, in obtaining and installing the necessary equipment or in hiring and training personnel to commence manufacturing on a large scale basis, we will be delayed in our efforts to obtain and fill customer orders or profitably manufacture our various fiber optic components and modules. In addition, our financial position may be adversely affected if any of our optics equipment, which is highly fragile and calibrated, is damaged or otherwise affected during our relocation due to both the delay and the cost and an expense to us and the delay or the decline in net sales or customers while we replace or repair the equipment.

OUR QUARTERLY AND ANNUAL OPERATING RESULTS MAY FLUCTUATE AND THE PRICE OF OUR COMMON STOCK MAY CHANGE IN RESPONSE TO THOSE FLUCTUATIONS.

    Our quarterly and annual operating results have varied in the past and may in the future vary significantly depending on factors such as:

    - the effect of our acquisitions and consequent integration;

    - the size, timing and recognition of revenue from significant orders;

    - increased competition;

    - our ability to develop innovative products;

    - the timing of new product releases by us or our competitors;

    - market acceptance of our products;

    - changes in our and our competitors' pricing policies;

    - budgeting cycles of our customers;

    - changes in operating expenses and personnel changes;

    - changes in our business strategy; and

    - general economic factors.

    Due to these and other factors we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. In future periods our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

WE MAY EXPAND OUR BUSINESS THROUGH NEW ACQUISITIONS THAT COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

    Our growth strategy includes expanding our products and services, and we may seek acquisitions to expand our business. We regularly review potential acquisitions of businesses, technologies or products complementary to our business and periodically engage in discussions regarding such possible acquisitions. Acquisitions involve numerous risks, including some or all of the following:

    - substantial cash expenditures;

    - potentially dilutive issuance of equity securities;

    - incurrence of debt and contingent liabilities;

    - amortization of expenses related to goodwill and other intangible assets;

    - difficulties in assimilating the operations and products of the acquired companies;

    - diverting our management's attention away from other business concerns;

    - risks of entering markets in which we have limited or no direct experience; and

    - potential loss of key employees of the acquired companies in the process of integrating personnel with disparate business backgrounds and combining different corporate cultures.

    We cannot assure you that any acquisition will result in long-term benefits to us or that our management will be able to effectively manage the acquired businesses. We may also incorrectly judge the value or worth of an acquired company or business. In addition, our future success will depend in part on our ability to manage the rapid growth associated with these acquisitions. We may not be able to successfully combine our business with the businesses of an acquired company. Furthermore, the development or expansion of our business or any acquired business may require substantial capital investment. We may not have the necessary funds nor may they be readily available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our stock, which could dilute your ownership interest in our company.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY NOT SUCCEED.

    We are experiencing a period of rapid growth and expansion due to both acquisitions and internal growth. Our growth and expansion has placed, and could continue to place, a significant strain on our management, personnel and other resources.

    To accommodate our recent growth and to compete effectively and manage future growth we will be required to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our workforce. Our inability to satisfy customer orders in a timely fashion, or at all, could result in termination of customer relationships or cause customers to seek alternative sources for their products. In addition, our financial control systems and infrastructure may not be adequate to maintain and effectively monitor our future growth. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our existing and future operations.

SALES TO OUR LARGEST CUSTOMER ACCOUNT FOR A SIGNIFICANT PORTION OF OUR NET
SALES.


    During fiscal 1998, 1999 and 2000, sales to Canon Sales Co., Inc., our largest customer in those periods, accounted for approximately 18%, 21% and 19%, respectively, of our net sales. During the six months ended December 31, 2000, sales to Canon accounted for approximately 29% of our net sales. We expect that sales to Canon, an affiliate of which owns approximately 8.5% of our outstanding common stock and is a distributor of some of our products in the Japanese market, will continue to represent a significant percentage of our net sales for the foreseeable future. Our customers, including Canon, generally do not enter into long-term agreements obligating them to purchase our products. A reduction or delay in orders from this customer, including reductions or delays due to market, economic, or competitive conditions in the semiconductor industry, could have a material adverse effect upon our results of operations.


WE MAY BE UNABLE TO EFFECTIVELY RESPOND TO TECHNOLOGICAL CHANGE.

    The market for our products is characterized by rapidly changing technology. Our future success will depend upon our ability to enhance our current products and to develop and introduce new products that keep pace with technological developments and evolving industry standards, respond to changes in customer requirements and achieve market acceptance. If we fail to anticipate or respond adequately to technological developments and customer requirements, or experience significant delays in product development or introduction, our business, results of operations, financial condition and liquidity will be negatively affected.

    In order to develop new products successfully, we depend on close relationships with our customers and their willingness to share proprietary information about their requirements and participate in collaborative efforts with us. We cannot assure you that our customers will continue to provide us with timely access to such information. We may also fail to successfully develop and market new products and services or product and service enhancements on a timely basis, including in the optical communications market where we have very limited experience, and we may not respond effectively to technological changes or new product announcements by others.

ENVIRONMENTAL REGULATIONS APPLICABLE TO OUR MANUFACTURING OPERATIONS COULD LIMIT OUR ABILITY TO EXPAND OR SUBJECT US TO SUBSTANTIAL COSTS.

    We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing processes. Any failure by us to comply with present and future regulations could subject us to future liabilities or the suspension of production. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

WE FACE INTENSE COMPETITION, AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE WILL LOSE MARKET SHARE AND OUR BUSINESS WILL SUFFER.

    We face competition from a number of companies in all of our markets, some of which have greater manufacturing and marketing capabilities and experience, and greater financial, technological and personnel resources. We also compete with current and prospective customers' attempts to become vertically integrated. Our business requires us to continue to invest in research and development, sales, marketing and service. We cannot assure you that we will have sufficient resources to continue to make these investments or that we will be able to make the technological advances necessary to maintain any competitive advantages.

OUR PRODUCTS ARE DEPLOYED IN LARGE AND COMPLEX SYSTEMS AND MAY CONTAIN DEFECTS THAT ARE NOT DETECTED UNTIL AFTER OUR PRODUCTS HAVE BEEN INSTALLED, WHICH COULD DAMAGE OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS.

    We design some of our products for deployment in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. These conditions increase the risk that we could experience, among other things:

    - loss of customers;

    - damage to our brand reputation;

    - failure to attract new customers or achieve market acceptance;

    - diversion of development and engineering resources; and

    - legal actions by our customers.

    The occurrence of any one or more of the foregoing factors could cause us to experience losses, incur liabilities and cause our net sales to decline.

NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.

    From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WE MAY NOT BE ABLE TO COMPETE.

    Our success is heavily dependent upon our proprietary technology. We cannot assure you that the steps we have taken to protect our proprietary technology will be adequate to prevent misappropriation of our technology by third parties or will be adequate under the laws of some foreign countries, including those countries where we ship significant product, which may not protect our proprietary rights to the same extent as do laws of the United States. Also, others may "reverse engineer" our products in order to determine their method of operation and introduce competing products or others may develop competing technology independently. Furthermore, our existing or future patents may be challenged, invalidated or circumvented. Any such adverse circumstances could have a material adverse effect on our results of operations.

    We rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these agreements may be breached and we may not have adequate remedies for any breach. In any case, others may come to discover or duplicate our trade secrets through a variety of methods.

IN THE EVENT OUR PRODUCTS INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OUR BUSINESS MAY SUFFER IF WE ARE SUED FOR INFRINGEMENT OR CANNOT OBTAIN LICENSES TO THESE RIGHTS ON COMMERCIALLY ACCEPTABLE TERMS.

    We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. Although we believe our services and products do not infringe the intellectual property rights of others, it is possible that claims could be asserted against us in the future. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number of our products increase, the markets in which our products are sold expand and the functionality of our products grows and overlaps with products offered by our competitors, we believe that we may become increasingly subject to infringement claims. If infringement claims are brought against us, we may have to expend potentially significant funds and resources to defend or settle such claims and, if we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement.

WE HAVE BROAD DISCRETION IN HOW TO USE THE PROCEEDS FROM THIS OFFERING AND A SIGNIFICANT PERCENTAGE OF NET PROCEEDS HAS NOT BEEN ALLOCATED.


    A significant percentage of the net proceeds from this offering has not been allocated to any particular growth plan. As a result, our management will have significant flexibility in applying the net proceeds of this offering. The failure of management to use such funds effectively could have a material adverse effect on our financial position, liquidity and results of operations.


WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE, WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

    The price you pay in this offering may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the offering price. The market price of our common stock has fluctuated significantly since our initial public offering and we expect that our common stock price will fluctuate significantly in the future due to:

    - any deviations in our net revenues, gross margins or net losses from levels expected by securities analysts;

    - changes in financial estimates by securities analysts;

    - changes in market valuations of other companies in the same or similar markets; and

    - future sales of common stock or other securities.

    In addition, the Nasdaq National Market has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance.

FUTURE SALES OF OUR COMMON STOCK MAY ADVERSELY AFFECT OUR COMMON STOCK PRICE.


    If our stockholders sell a large number of shares of common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings, or other circumstances, the market price of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of common stock could depress the market price of the common stock. Immediately following this offering, an aggregate of
      shares of our currently outstanding common stock (      shares if the
underwriters' over-allotment option is fully exercised) will be freely tradable without restriction or registration under the Securities Act, except to the
extent held by our affiliates. An additional       restricted shares will be
eligible for sale subject to compliance with volume and other limitations under Rule 144 of the Securities Act. As of December 31, 2000, an additional 1,805,968 shares are subject to issue upon the exercise of vested stock options previously granted by us, all of which would be freely tradable if issued subject to compliance with Rule 144 in the case of our affiliates.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference contain forward-looking statements, including, without limitation, statements concerning the future of the industry, product development, business strategy, continued acceptance and growth of our products and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus. The "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and complements of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS


    We estimate that the net proceeds from our sale of the 2,500,000 shares of our common stock in this offering, at an assumed public offering price of $40 1/4 per share, the last reported sale price of our common stock on the Nasdaq National Market on February 6, 2001, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $94.4 million or approximately $110.8 million if the underwriters exercise their over-allotment option in full.


    We expect to use the net proceeds from this offering in the following ways:


    - approximately $25 million to fund capital expenditures relating to new manufacturing facilities for the micro-optics business;



    - approximately $15 million to purchase coating equipment for the optics business; and



    - approximately $15 million to fund our increased research and development expenditures relating to optical components and modules and automation in the areas of micro-optics.


    We may also use a portion of the net proceeds to acquire or to invest in complementary businesses, technologies, products or services, but we have no current plans or commitments to do so. Amounts of net proceeds, which are not otherwise expended, will be used for general corporate purposes. Our management will retain broad discretion in the allocation of the net proceeds of this offering.

    Actual expenditures may vary substantially from these estimates. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our research and product development efforts, marketing and sales activities, and the growth of our manufacturing and distribution arrangements. We may find it necessary to use portions of the net proceeds for other purposes.

    Pending these uses, we intend to invest our net proceeds in short-term, investment grade securities, at prevailing market rates of interest.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our common stock. We currently anticipate that we will retain all future earnings to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, future earnings, operations, capital requirements, our financial condition and business conditions.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "ZIGO." The following table sets forth, for the periods indicated, the high and low reported sale prices per share for our common stock as reported on the Nasdaq National Market, which prices are believed to represent actual transactions.


                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDED JUNE 30, 1999:
      First quarter.........................................    $15 3/8    $ 6 3/8
      Second quarter........................................    $12 3/4    $ 5
      Third quarter.........................................    $15 3/4    $ 8 1/2
      Fourth quarter........................................    $13 1/8    $ 7 1/4

YEAR ENDED JUNE 30, 2000:
      First quarter.........................................    $14 5/8    $ 9 1/4
      Second quarter........................................    $25 1/16   $13
      Third quarter.........................................    $74 5/16   $19 3/8
      Fourth quarter........................................    $94        $20 3/4

YEAR ENDED JUNE 30, 2001:
      First quarter.........................................    $98 3/8    $50 1/2
      Second quarter........................................    $88 1/2    $20
      Third quarter through February 6, 2001................    $49 3/4    $23



    The number of stockholders of record of our common stock on February 1, 2001 was approximately 465. The last reported sale price of our common stock on the Nasdaq National Market on February 6, 2001 was $40 1/4.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 2000,
(i) on a historical basis and (ii) on a historical basis, as adjusted, to reflect our sale of 2,500,000 shares of common stock offered by us in this offering, assuming the underwriting over-allotment option is not exercised. You should read the following table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes incorporated by reference in this prospectus.



                                                                DECEMBER 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt:.............................................   $5,079        $5,079
                                                              -------      --------
Stockholders' equity:
  Treasury stock, at cost; 207,600 shares...................     (301)         (301)
  Common stock--$.10 par value; authorized 40,000,000
    shares; issued: 14,609,894 shares, as
    adjusted--17,109,894 shares; outstanding: 14,402,294
    shares, as adjusted--16,902,294 shares..................    1,461         1,711

  Net unrealized (loss) on marketable securities............      (91)          (91)
  Additional paid-in capital................................   71,339       165,480
  Retained earnings.........................................   11,777        11,777
                                                              -------      --------
  Currency translation......................................     (399)         (399)
                                                              -------      --------
    Total stockholders' equity..............................   83,786       178,177
                                                              -------      --------
    Total capitalization....................................  $88,865      $183,256
                                                              =======      ========



    The above information is based on shares outstanding as of December 31, 2000. This information excludes:



    - 4,850,000 shares of our common stock reserved for issuance under our Amended and Restated Non-Qualified Stock Option Plan, of which 1,608,968 shares are issuable upon exercise of outstanding options at a weighted average exercise price of $51.38 per share as of December 31, 2000;



    - 620,000 shares of our common stock reserved for issuance under our Amended and Restated Non-Employee Director Stock Option Plan, of which 197,000 shares are issuable upon exercise of outstanding options at a weighted average exercise price of $13.08 per share as of December 31, 2000;



    - 500,000 shares of our common stock available for issuance under our Employee Stock Purchase Plan; and



    - up to 432,000 shares of our common stock issued by us if the underwriters exercise their over-allotment option.

                            SELECTED FINANCIAL DATA


    The selected financial data presented below as of and for the years ended June 30, 1996, 1997, 1998, 1999 and 2000 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors, whose report for the three years ended June 30, 2000 is incorporated by reference in this prospectus. The selected financial data as of and for the six months ended December 31, 2000 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. You should read the selected financial data set forth below with the consolidated financial statements and related notes incorporated by reference in this prospectus and with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included elsewhere in this prospectus.



                                                                                                  SIX MONTHS ENDED
                                               FISCAL YEAR ENDED JUNE 30,                           DECEMBER 31,
                              -------------------------------------------------------------      -------------------
                                1996     1997(1)       1998(1)       1999(1)       2000(1)         1999       2000
                              --------   --------      --------      --------      --------      --------   --------
                                                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales...................  $57,374    $87,220       $99,084       $63,382        $87,243      $40,965     $56,663
Gross profit................   25,866     41,825        41,449        22,385         32,555(4)    17,443      23,580
Earnings before taxes and
  nonrecurring charges......   11,558     21,121(2)     12,940(2)     (6,851)         7,256(2)     3,277       4,232

Earnings before nonrecurring
  charges...................   $7,799    $13,960        $8,949(2)    $(3,876)        $4,798(2)    $1,963      $2,722
Earnings per share before
  nonrecurring charges
  Basic.....................    $0.84      $1.34(2)      $0.78(2)     $(0.33)         $0.38(2)     $0.16       $0.19
  Diluted...................    $0.72      $1.16(2)      $0.69(2)     $(0.33)         $0.34(2)     $0.15       $0.18

Net earnings................   $7,799     $2,877        $7,029       $(3,876)      $(16,047)      $1,963      $2,722
Net earnings per common
  share:
  Basic(3)..................    $0.84      $0.28         $0.61        $(0.33)        $(1.28)       $0.16       $0.19
  Diluted(3)................    $0.72      $0.24         $0.55        $(0.33)        $(1.28)       $0.15       $0.18
Weighted average number of
  shares:
  Basic.....................    9,323     10,403        11,480        11,780         12,511       11,905      14,329
  Diluted...................   10,878     11,998        12,877        11,780         12,511       13,083      15,166

Research and development....   $5,538     $7,151        $9,844        $9,185        $11,270       $4,421      $7,471
Capital expenditures........    2,864      4,723         9,126         4,372          6,513        1,507      12,682
Depreciation and
  amortization..............    1,477      2,612         3,412         4,448         11,318        2,548       2,042



                                                          AS OF JUNE 30,                         AS OF
                                       ----------------------------------------------------   DECEMBER 31,
                                         1996     1997(1)    1998(1)    1999(1)    2000(1)        2000
                                       --------   --------   --------   --------   --------   ------------
                                                             (DOLLARS IN THOUSANDS)
Working capital......................  $47,148    $47,633    $50,246    $43,766    $56,550       $55,048
Total assets.........................   65,895     78,799     91,444     82,442     95,162       107,106
Long-term debt (excluding current
  portion)...........................       --         --         65         36         84         5,079
Stockholders' equity.................   54,087     62,408     72,382     68,712     78,229        83,786


------------------------

(1) The results of Firefly Technologies, Inc., which is being accounted for as a pooling-of-interests, are included as of July 1, 1997. The results of SSI, which is being accounted for as an immaterial pooling-of interests, are included from July 1, 1997; the results of Syncotec are included from September 1, 1997 when the acquisition of the remaining 50% of Syncotec was completed; and the results of TIC are included in our consolidated results from August 8, 1996 when that acquisition was effective. Both Syncotec and TIC were accounted for as purchases.


(2) Nonrecurring charges include: acquisition-related charges of $14,001 (of which $12,024 was a noncash charge), $1,585, and $11,083 for the three months ended June 30, 2000, and September 30, 1997 and 1996, respectively; our West Coast operations reorganization cost of $10,567 (of which $9,692 was a noncash charge) for the three months ended June 30, 2000; and failed merger costs of $335 for the three months ended September 30, 1997.



(3) The difference between basic shares outstanding and diluted shares outstanding is the assumed conversion of common stock equivalents (stock options) in the amounts of 1,555,000; 1,595,000; 1,397,000; 0; and 0 in the years ended June 30, 1996, 1997, 1998, 1999 and 2000, respectively, and 1,178,000 and 837,000 for the six month periods ended December 31, 1999 and 2000, respectively.



(4) Includes nonrecurring noncash charges of $4,214 related to a write-off of inventory during the three months ended June 30, 2000 as part of our West Coast operations reorganization.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    We are an emerging supplier of optical components and modules for the telecommunications market and a leading designer, developer and manufacturer of optics and on-line yield enhancement solutions for the semiconductor and industrial manufacturing markets. We have achieved our leadership position through 30 years of understanding, utilizing and developing applications related to the physics of light. We intend to leverage this knowledge and expertise in on-line yield enhancement, namely metrology and automation, to provide innovative solutions and advanced optical components and modules to telecommunications customers. We believe this knowledge of optics and associated metrology and automation, combined with our vertical manufacturing capabilities, positions us to become a volume, cost-effective provider of telecommunication components.


RESULTS OF OPERATIONS



SIX MONTHS ENDED DECEMBER 31, 2000 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
  1999



    Net sales of $56.7 million for the six months ended December 31, 2000 increased by $15.7 million, or 38.3%, from net sales in the comparable prior year period. Segment reporting was implemented for fiscal 2001. Segment data prior to fiscal 2001 is not available for comparison purposes. As a result, segment data is being identified for first and second quarters of fiscal 2001 only. Fiscal 2001 net sales in the semiconductor segment for the second quarter were $20.7 million, an increase of $5.6 million, or 37.3%, from the first quarter, net sales in the industrial segment were $8.6 million, an increase of $1.1 million, or 15.0%, from the first quarter, and net sales in the telecommunications segment were $3.4 million, an increase of $2.0 million, or 154.5%, from the first quarter of fiscal 2001.



    Gross profit for the six months ended December 31, 2000 amounted to $23.6 million, an increase of $6.1 million from the comparable prior year period. The increase in gross profit dollars was primarily due to the increase in sales volume. Gross profit as a percentage of net sales for the six months ended December 31, 2000 was 41.6%, as compared to 42.6% for the comparable period in fiscal 2000.



    Selling, general and administrative, or SG&A, expenses of $11.6 million in the six months ended December 31, 2000 increased by $2.3 million, or 24.5%, from the same period the year earlier, primarily as a result of an increased sales infrastructure, as well as increased spending on our telecommunications business. As a percentage of net sales, SG&A expenses in the six month period ended December 31, 2000 was 20.6%, as compared to 22.8% from the same prior year period.



    Research, development and engineering expenses, or R&D, amounted to $7.5 million, or 13.2% of net sales, for the six month period ended
December 31, 2000. In the comparable six month period in the prior year, R&D expenses totaled $4.4 million or 10.8% of net sales. The increased investment in R&D primarily was due to increased expenditures related to original equipment manufacturer opportunities in the semiconductor area and also to the development of prototypes for major users in the optical module market.



    We recorded operating profit in the six months ended December 31, 2000 totaling $4.1 million, as compared to $2.9 million in the six months ended December 31, 1999.



    We recorded net income of $2.7 million or $0.18 per share for the first half of fiscal 2001, as compared to $2.0 million or $0.15 per share in the comparable prior year period.

FISCAL YEAR ENDED JUNE 30, 2000 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1999

    Net sales of $87.2 million for fiscal 2000 increased by $23.9 million or 37.6% from fiscal 1999 net sales of $63.4 million. Our sales were favorably impacted by the increase in demand in the semiconductor market and from the reorganization of our sales function.

    Our net sales outside of the United States amounted to $38.4 million in fiscal 2000, an increase of $10.4 million or 37.0% from fiscal 1999 levels of $28.0 million. Sales in Japan during fiscal 2000 amounted to $17.6 million, an increase of $3.4 million or 24.4% from fiscal 1999 levels. Sales in the Pacific Rim and Europe amounted to $11.7 million and $9.1 million, respectively, representing 94.0% and 16.0% increases from fiscal 1999 sales levels.

    Gross profit in fiscal 2000 amounted to $32.6 million, an increase of $10.2 million or 45.4% from gross profit of $22.4 million in fiscal 1999. As a percentage of net sales, gross profit in fiscal 2000 was 37.3%, as compared to 35.3% in fiscal 1999. The increase in gross profit and gross profit as a percentage of sales were primarily due to the increase in volume and related operating leverage.


    SG&A expenses in fiscal 2000 amounted to $18.5 million, a decrease of $1.1 million or 5.8% over fiscal 1999. During fiscal 2000, we recorded a $1 million credit to the SG&A expenses as a result of a legal settlement. Absent that credit, as a percentage of net sales, SG&A expenses decreased in fiscal 2000 to 22.4% as compared to 31.0% in fiscal 1999, as a result of the increase in the volume of sales and an increase in efficiencies of the group.


    R&D in fiscal 2000 totaled $11.3 million and increased by $2.1 million from fiscal 1999. Part of the increased R&D expenditures is due to increased funding in prototype development in the telecommunications industry.


    We recorded nonrecurring charges in the amount of $24.6 million in fiscal 2000. This charge was a result of our acquisition of Firefly and our decision to reorganize our West Coast operations. We recorded nonrecurring charges of $14.0 million in fiscal 2000 as a result of the acquisition of Firefly. The nonrecurring charge from the acquisition was a noncash charge of $12.0 million for compensation expense resulting from the difference in the Firefly stock option exercise price and the deemed fair market value on the date of grant for financial statement purposes and $2.0 million for the payment of professional fees related to the transaction. We recorded a charge of $10.6 million as a result of our reorganization of our West Coast operations, principally for the write-off of goodwill and inventory. We did not record any nonrecurring charges in fiscal 1999.


    Amortization expense of $7.1 million for fiscal 2000 increased by $5.8 million or 464.5% from fiscal 1999 levels of $1.3 million. Substantially all of the increase is associated with the West Coast operations write-off of goodwill and other intangible assets and the amortization expense recorded on our Atomic Force Microscope line of business.

    Our operating loss in fiscal 2000 was $18.3 million as compared to operating loss of $7.7 million in fiscal 1999.

    Income tax benefits in fiscal 2000 totaled $1.5 million or 8.4% of pretax losses, which compares with income tax benefit of $3.0 million or 43.4% of pretax losses in fiscal 1999. The change from year to year relates primarily to the tax benefits that could not be recorded for financial statement purposes associated with the compensation charge in connection with the fiscal 2000 acquisition.

    We recorded a net loss for fiscal 2000 of $16.0 million or $(1.28) per share, as compared to a net loss of $3.9 million or $(0.33) per share during fiscal 1999.

    Backlog at June 30, 2000 was $45.9 million compared to $28.9 million at June 30, 1999, an increase of $17.0 million or 58.8%.

FISCAL YEAR ENDED JUNE 30, 1999 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1998

    Net sales of $63.4 million for fiscal 1999 decreased by $35.7 million or 36.0% from fiscal 1998 net sales of $99.1 million. Our sales were adversely impacted by market conditions, which began with poor conditions in the Asian economic environment, leading to weak conditions in the semiconductor and data storage markets. These forces impacted net sales of our instruments and systems, which decreased by 35.3% to $41.0 million. Net sales of modules and components decreased by 35.1% to $22.4 million. The decrease in modules and components was principally the result of reductions in revenue associated with the Lawrence Livermore National Laboratory National Ignition Facility Project as fiscal 1998 results included $8.9 million of revenue associated with the facilitation of our Middlefield, Connecticut plant. In addition, the decrease was attributable to reduced motion and optical component sales to OEM customers.

    Our sales outside of the United States amounted to $28.0 million in fiscal 1999, a decrease of $15.0 million or 34.8% from fiscal 1998 levels of $43.0 million. Sales in Japan during fiscal 1999 amounted to $14.1 million, a decrease of $8.1 million or 36.5% from fiscal 1998 levels. Shortfalls were caused by lower demand from Japanese customers due to market conditions, including lower sales of motion control components to Canon for incorporation into Canon's photolithography "steppers" used in the production of semiconductors. Additional reductions occurred in mask metrology systems where macroeconomic factors impacted sales levels. Sales in the Pacific Rim and Europe amounted to $6.0 million and $7.8 million, respectively, representing 46.8% and 16.4% reductions from the fiscal 1998 sales levels. Our sales and costs are primarily negotiated and paid in U.S. dollars. Significant changes in the values of foreign currencies relative to the value of the U.S. dollar can impact the sales of the our products in our export markets as would changes in the general economic conditions in those markets.

    Gross profit in fiscal 1999 amounted to $22.4 million, a decrease of $19.1 million or 46.0% from gross profit of $41.4 million in fiscal 1998. As a percentage of net sales, gross profit in fiscal 1999 was 35.3%, as compared to 41.8% in fiscal 1998. The decreases in gross profit and gross profit as a percentage of sales were primarily due to volume shortfalls and the associated underutilization of our manufacturing facilities as well as increased costs, which were essentially non-recurring, incurred as we realigned our manufacturing operations in response to lower demand. These actions led to the elimination of manufacturing in our Newbury Park and Sunnyvale, California facilities.

    SG&A expenses in fiscal 1999 amounted to $19.6 million an increase of $0.9 million or 4.9% over fiscal 1998. During fiscal 1999, we initiated substantial cost reduction efforts as well as efforts associated with creating additional sales and support infrastructure. Fiscal 1999 results were also impacted by bad debt expenses, most notably with contracts associated with StorMedia, Inc. Additional costs have been incurred for the creation of sales infrastructure and the addition of atomic force microscopy technology to our product portfolio. As a percentage of net sales, selling, general and administrative expenses increased in fiscal 1999 to 31.0% as compared to 18.9% in fiscal 1998, as a result of such increased expenses and lower sales volume levels.

    Research and development expenses in fiscal 1999 totaled $9.2 million and decreased by $0.7 million from fiscal 1998 primarily due to consolidation and cost reduction efforts. Particular emphasis was given to the vision and confocal product lines where the completion of certain R&D programs and the resulting introduction of new products enabled these cost savings actions to move forward. R&D costs as a percentage of net sales amounted to 14.5%, which compares with 9.9% of net sales in fiscal 1998.

    We recorded nonrecurring charges in the amount of $1.9 million in fiscal 1998, all which were incurred in the three months ended September 30, 1997. The nonrecurring charges related to $0.7 million of expenses incurred to complete our merger with Sight Systems, Inc. which was recorded as a pooling-of-interest, the write-off of $0.9 million of in-process research and development costs in conjunction with our acquisition of Syncotec and transaction expenses of $0.3 million relating to our failed efforts to merge with Digital
Instruments, Inc. We did not record any nonrecurring charges in fiscal 1999.

    Amortization expense of $1.3 million for fiscal 1999 increased by $0.5 million or 58.6% from fiscal 1998 levels of $0.8 million. Substantially all of the increase is associated with the amortization expense recorded on the atomic force microscope line of business.

    Our operating losses in fiscal 1999 were $7.7 million as compared to operating profits of $10.2 million in fiscal 1998.

    Income tax benefits in fiscal 1999 totaled $3.0 million or 43.4% of pretax losses which compares with income tax expense of $4.0 million or 36.2% of pretax income in fiscal 1998.


    We recorded a net loss for fiscal 1999 of $3.9 million or $(0.33) per share, as compared to net earnings of $7.0 million or $0.55 per share during fiscal 1998.


    Backlog at June 30, 1999 was $28.9 million compared to $24.4 million at June 30, 1998, an increase of $4.5 million. Our instruments and systems backlog at June 30, 1999 increased $6.3 million largely due to increases in the automation backlog. The components backlog fell by $1.7 million.

LIQUIDITY AND CAPITAL RESOURCES


FINANCIAL CONDITION



    At December 31, 2000, working capital was $55.0 million, a decrease of $1.5 million from the amount at June 30, 2000. At December 31, 2000, we had cash and cash equivalents of $9.4 million and marketable securities of $7.3 million for a total of $16.6 million, a decrease of $7.2 million from June 30, 2000, primarily used to finance the increase in inventories. Inventories increased by $7.7 million to support the anticipated growth in sales as reflected in the backlog. Accounts receivable increased by $1.9 million. Accounts payable increased by $2.2 million and accrued liabilities decreased by $1.0 million. On December 1, 2000, we borrowed $5.0 million to finance the acquisition of an 87,000 square foot facility in Westboro, Massachusetts. The financing currently consists of a bridge loan, which is expected to be converted to a long-term note. As of December 31, 2000, there were no borrowings outstanding under our $3.0 million bank line of credit. Unused amounts under the line of credit are available for short-term working capital needs.



    At June 30, 2000, working capital was $56.6 million, an increase of $12.8 million from the amount at June 30, 1999. We had cash and cash equivalents of $15.6 million and marketable securities amounting to $8.3 million for a total of $23.9 million. Accounts payable and accrued expenses increased by $4.6 million, while accounts receivable increased by $7.6 million. As of June 30, 2000, there were no borrowings outstanding under our $3.0 million bank line of credit. Stockholders equity at June 30, 2000 increased by $9.5 million from the prior year to $78.2 million, largely as a result of stock option exercises and the related tax benefit as well as the acquisition of Firefly.


QUALITATIVE AND QUANTITATIVE DISCLOSURES REGARDING MARKET RISK


    We develop products in the United States and market our products in North America, and to a lesser extent in the Asia Pacific and Europe regions. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because most of our revenues are currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income and interest expense on our variable rate debt are sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments and variable rate borrowings are relatively short-term instruments. Due to the short-term nature of our investments and variable rate borrowings, we do not believe that a material risk exposure exists.


RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. In addition, SFAS No. 133 permits hedge accounting when certain conditions are met. SFAS No. 133, as amended by SFAS No. 137 and No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement does not have a significant impact on our results of operations or financial position.


    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, which summarizes views of the Commission staff in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. Subsequently, the SEC issued SAB No. 101A and SAB No. 101B, "Amendment: Revenue Recognition in Financial Statements," that delays the implementation date of certain provisions of SAB No. 101. Management currently is evaluating the impact, if any, that this SAB will have on the results of operations or financial position and expects to adopt it in the fourth quarter of fiscal 2001.


    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." The Interpretation answers questions dealing with APB No. 25 implementation practice issues.


    Interpretation No. 44 is being applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: (a) requirements related to the definition of an employee apply to new awards granted after December 15, 1998;
(b) modifications that directly or indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998; and
(c) modifications to add a reload feature to an award apply to modifications made after January 12, 2000. Financial statements for periods prior to July 1, 2000 will not be affected. The adoption of Interpretation No. 44 did not have a material impact on our results of operations or financial position.



    In September 2000, the FASB's Emerging Issued Task Force released its discussion on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF No. 00-10 sets forth guidance on how a seller of goods should classify in the income statement: (a) amounts billed to a customer for shipping and handling and (b) costs incurred for shipping and handling. The consensus guidance must be adopted by the fourth quarter of our 2001 fiscal year. We are in the process of evaluating this standard, but we believe that any effect will generally be limited to the form and content of our financial statement disclosures.

                                    BUSINESS

OVERVIEW

    We are an emerging supplier of optical components and modules for the telecommunications market and a leading designer, developer and manufacturer of optics and on-line yield enhancement solutions for the semiconductor and industrial manufacturing markets. We have achieved our leadership position through 30 years of understanding, utilizing and developing applications related to the physics of light. We intend to leverage this knowledge and expertise in on-line yield enhancement, namely metrology and automation, to provide innovative solutions and advanced optical components and modules to customers in the telecommunications market. We believe this knowledge of optics and associated metrology and automation, combined with our vertical manufacturing capabilities, position us to become a volume, cost-effective provider of telecommunication components. Selected semiconductor and industrial manufacturing customers include Bosch, Canon, Caterpillar, Cummins Engine, IBM, KLA-Tencor, Nikon and SVG. Selected telecommunications customers include Agilent, Axsun, Cidra, Coherent, Corning Rochester Photonics, Lightchip, Lucent, Nortel Networks, Tyco and Vytran.


    In May 2000, we acquired Firefly Technologies, Inc., renamed Zygo TeraOptix, which develops optical components and modules for the telecommunications market. As a result, our optics unit became a vertically integrated, manufacturer of micro optic components and modules for the telecommunications industry. Our telecommunication products include fiber and lens arrays, switches and modules that are used in specific products and systems for optical networks, such as dense wave division multiplexers, or DWDMs. These products are designed for use in high capacity, high performance terrestrial long distance, metropolitan and cable fiber optic systems and networks. Although sales to the telecommunications market do not currently comprise a large portion of our net sales, we intend to expend significant capital in this area and leverage our precision manufacturing expertise to provide quality optical components and modules to the telecommunications market. Our optics unit also designs high performance macro-optics components and assemblies that are used in applications such as telecommunications equipment, laser fusion research, semiconductor manufacturing equipment and aerospace optical systems. These components and assemblies are also an integral part of our own yield enhancement solutions.


    Our metrology unit manufactures noncontact optical measurement instruments and products. We are one of the largest and most experienced manufacturers of interferometric products that inspect and analyze surfaces of objects. We are also a leader in displacement interferometry, which is used to achieve highly accurate distance measurement and motion control. These products enable lithography tool and semiconductor chip manufacturers to increase yield and semiconductor chip capacity. These interferometric measurement instruments are sold to customers in the telecommunications, semiconductor and industrial manufacturing markets and are used by us in our manufacture of optical components and modules.

    Our automation solutions unit designs, develops, manufactures and markets comprehensive automated system solutions to reduce downtime and to enhance operational efficiencies and product yields by building metrology into the production process. These automation systems are used in the manufacture of high precision equipment. We are currently shipping to the semiconductor and industrial manufacturing markets and are developing automation for use in the telecommunications market.

INDUSTRY BACKGROUND AND SOLUTIONS

  THE TELECOMMUNICATIONS INDUSTRY


    The proliferation of the Internet and the increase in activities such as electronic commerce, the transmission of large data files and telecommuting have caused a significant increase in the volume of data traffic across the communications infrastructure. According to Ryan, Hankin & Kent, a leading market research and consulting firm, Internet data traffic will increase from approximately 900,000 terabytes, or trillions of bytes, per month in 2000 to over 15.9 million terabytes per month in 2003. According to International Data Corporation, a market research company, this is primarily driven by a projected increase in Internet users worldwide from 245 million in 1999 to approximately 643 million in 2003. The number of Internet users continues to grow, and their bandwidth usage is growing even faster.


    To alleviate this potential bottleneck, network service providers are increasingly deploying next-generation optical networks that address the demand for high-speed communications. Optical networks help meet the increased need for bandwidth and are expected to ultimately replace existing bandwidth-constrained electrical-based systems as the backbone of the Internet by transporting and processing information more quickly and more efficiently than traditional communications networks. Both established and emerging companies are rushing to create next-generation all-optical components, systems and networks. Given this growth in the use of the Internet and the need and proliferation of high bandwidth communication services there has been a worldwide expansion of the telecommunications and data communications infrastructure. This build-out has driven demand for optical components and modules. According to Ryan, Hankin & Kent, industry demand for fiber optic components will exceed $23 billion in the year 2003, up from $6.6 billion in 1999.

    The demand for critical components, optical equipment and fiber-optic modules is presently pacing the growth of the telecommunications industry. In addition, the industry has been consolidating in recent years, creating a problem for customers who typically want multiple sources for critical components and modules. Fiber optic network providers need suppliers who can fill the void and deliver consistent supplies of reliable critical components and modules at significant volumes and in a timely, cost-effective manner.

  OUR TELECOMMUNICATIONS SOLUTIONS


    We develop and manufacture micro-optic components and modules for the telecommunications industry and macro-optic components for the telecommunications, semiconductor and industrial manufacturing markets. A significant problem facing the telecommunications industry today is a lack of cost-effective, high quality components and modules developed on a timely basis. We believe that we have a competitive advantage in addressing this problem because of the following:


    VERTICAL INTEGRATION OF OUR OPTICAL BUSINESS. Our optical business is substantially vertically integrated. We purchase raw materials from a variety of suppliers and manufacture in-house the optical components necessary to fabricate modules and switches including critical coatings, filters, ball lenses, collimator lenses, arrays and active devices such as micro-electro-mechanical structures, or MEMS. As a result, we believe we are less subject to component shortages that plague many component manufacturers and network suppliers in the telecommunications industry. In addition, most facets of the design and manufacturing processes are done in our own facilities which allows us to rapidly respond to market demand. This also allows us to provide advanced prototypes and application-specific solutions to our customers on an expedited basis.


    LEVERAGED EXPERTISE IN BOTH OPTICS AND YIELD ENHANCEMENT. Our micro-optic development expertise coupled with our core automation and metrology capabilities enables us to create and accurately test the performance of the optical components that we manufacture. Having this measurement skill internally enables us to more effectively tailor our manufacturing process at the development stage to meet desired specifications. As a result, we are able to deliver to our customers in a timely manner a wide array of high quality, cost-effective and reliable components and modules. For example, a key issue confronting manufacturers of fiber optic modules is the efficient and precise alignment of optical components to achieve low insertion loss, which is the degradation of light during the transmission process. Today, the method used by most manufacturers is alignment through trial and error. Using our automation and metrology capabilities, we have developed a proprietary automated alignment system that uses wavefront feedback to deterministically align components quickly. The result to our customers is increased quality and volume and greater cost-efficiency through yield enhancement.


    STRONG AND SCALABLE MANUFACTURING CAPABILITIES. We believe that our advanced wafer fabrication facilities, our advanced prototyping capability and our proprietary packaging technology allows us to manufacture a broad range of optical components at increasing volumes. A number of our principal engineering and manufacturing team members come from the optical and magnetic data storage industry where low-cost and high-volume manufacturing were essential aspects of their business. We believe that this experience, coupled with our metrology and automation experience, will enable us to expand our optical manufacturing capabilities, resulting in improved time to market and yield for our customers.

    We believe that our telecommunication solutions, combined with over 30 years of experience in on-line yield enhancement, enable us to deliver high-performance, cost-effective components and modules to our telecommunications customers and to quickly develop and commercialize the next generation of optical components and modules.

  PRECISION MANUFACTURING INDUSTRY

    Manufacturers in semiconductor and industrial manufacturing industries continue to redesign their processes in order to compete more effectively in an increasingly competitive marketplace. These changes are necessitated by:

    - decreasing product geometries;

    - increasing complexity of manufacturing processes;

    - shortening product life cycles;

    - declining product prices; and

    - intensifying global competition.

    Precision metrology is an enabling technology for the semiconductor, industrial and telecommunications industries. These pressures on manufacturers to improve productivity and quality have fueled demand for precision noncontact optical metrology, and required integration of high precision metrology directly into the manufacturing process in order to increase yields and quality control.

    Advancing technologies have required manufacturers in a variety of industries to produce smaller products with more precise tolerances and increased complexity of design geometries. These components cannot be adequately measured by the metrology devices and systems historically utilized. For example, contact profilers and visual qualitative inspection systems are inadequate for quantitative analysis of critical dimensions such as semiconductor line widths, photomask surface quality and magnetic recording disks. Additionally, precision machined part tolerances now required in high performance automotive engines are approaching dimensions that require manufacturers to implement sophisticated metrology and inspection tools.

    The trend towards miniaturization and tighter tolerances creates new challenges for manufacturers as they are forced to handle, measure and test ever-smaller components. As piece part dimensions and tolerances become smaller, "nanotechnology scale" precision is necessary and, to a greater extent than ever, manufacturers require automated measurement and control.


    With on-line process control and yield improvement metrology solutions being enabling factors for manufacturers of precision components, the growth for yield enhancement solutions is expected to outpace the growth of the overall capital equipment market. IC Insight Inc., a semiconductor market research company, estimates the projected global market demand for metrology solutions to be $10 billion in 2000, a 119% growth from 1999, and $18.3 billion in 2003. Our growth is driven by both projected number of steppers to be sold, according to Dataquest, a market research company, from 1,106 in 2000 to 1,407 in 2002 and an increase in the number of axes per stepper as the need for precision requirements and throughput increases. Shortening product lifecycles, increased competition and declining product prices in these industries, have forced manufacturers to no longer depend solely on sales growth to fuel financial performance improvement, but rather to focus greater attention on the need to reduce production defects and significantly increase production yields. While the semiconductor market is rather mature in its use of these types of tools, the industrial manufacturing markets' requirement for on-line automated metrology solutions is at an early stage of penetration, since manufacturers are just beginning to measure critical dimensions and surface topography of smaller parts to tighter tolerances.


  OUR HIGH PRECISION MANUFACTURING SOLUTIONS

    A significant problem facing the precision manufacturing industry today is an increased requirement for in-production automated measurement systems. The precision tolerances that are required today make historical methods of measuring sample parts obsolete. We believe that we are able to address this problem for our customers by virtue of the following:


    HISTORY OF INNOVATION AND COMMERCIALIZATION. Throughout our history, we have met our customers' requirements through innovation and commercialization. Since we introduced the first optical interferometer in 1972, we have developed 95 United States patents, of which 75 are currently active, and 44 foreign patents, and we have 69 United States patent applications and 69 foreign patent applications pending. This wealth of intellectual property has led to an introduction by us of our yield enhancement solutions over the last 30 years.


    We have received numerous achievement awards, including:


    - Laser Focus World Commercial Technology Award 2001;



    - Photonics Spectra Circle of Excellence Awards in 1988, 1994, 1996, 1997, 1998 and 2001;



    - R&D Magazine 100 Awards in 1978, 1982, 1988 (three awards), 1994, 1996,
      1997 and 1998;


    - American Machinist Excellence in Manufacturing Technology Achievement Award for Technology & Reliability in 2000;

    - 1997 R&D Magazine 100 and Photonics Spectra Circle of Excellence Award for ZMI 2001 Displacement Measuring Interferometer; and

    - 1998 R&D Magazine 100 and Photonics Spectra Circle of Excellence Award for MESA Interferometric System.

    INTEGRATION OF OUR METROLOGY AND AUTOMATION CAPABILITIES. We can provide yield enhancement solutions integrating our metrology and automation capabilities. For example, our automation unit has built a system that enables a manufacturer of fuel injector parts to rapidly, automatically and continuously measure a stream of parts for flatness, thickness and parallelism in its production line. As a result, these manufacturers can now measure these components prior to assembly, resulting in increased yields and cost-efficiencies.

INTEGRATED CORE COMPETENCIES

  OPTICAL COMPONENTS AND MODULES

    As illustrated in the following chart, we combine our expertise in optics, our design and manufacturing capabilities and our expertise in automation and metrology to manufacture next generation optical network components, modules and semiconductor optics and assemblies.

                                   [DIAGRAM]

  YIELD ENHANCEMENT SOLUTIONS

    As illustrated in the following chart, the combination of our high precision metrology systems and our parts handling automation solutions results in on-line yield enhancement solutions for our customers. These solutions can be customized to a customer's specific application.

                                   [DIAGRAM]

OUR STRATEGY

    Our objective is to:

    - become a significant provider of cost-effective optical components, optical assemblies, fiber optic modules and precision optics on a volume basis for next-generation optical networks and precision semiconductor and industrial applications; and

    - continuously improve our customers' competitiveness by providing on-line yield enhancement metrology and automation solutions for the telecommunications, semiconductor and other high precision markets.

    Our strategy to accomplish these objectives has the following elements:

    INCREASE INVESTMENTS IN THE TELECOMMUNICATIONS MARKET. Our precision measurement technology expertise enables us to focus on the high growth telecommunications market. Due to the technological complexities of measuring sub-micron features, fewer industry players are able to provide the needed metrology effectively. We are able to compete in these markets because of our skilled employee base, which encompasses a wide range of scientific disciplines and technical capabilities. We intend to dedicate more of our research and development resources and invest significant capital in our telecommunications business.

    MAINTAIN VERTICAL MANUFACTURING CAPABILITY IN THE OPTICS BUSINESS. In order to compete effectively in the telecommunications industry, we believe that our optics business must continue to be vertically integrated in the near term. Increasing demand for products and the limited availability of reliable component suppliers has created a shortage of quality critical fiber optics components in the telecommunications industry. We purchase raw materials from suppliers, but we do not have to rely on third party manufacturers to make our critical components and modules. This vertical integration enables us to minimize delays from component suppliers, thus decreasing our time to market. Because we are vertically integrated and have the advanced yield enhancement equipment, we believe our fiber optics components will be manufactured reliably with high throughput using our proprietary wavefront guided assembly technology, high-speed fiber placement techniques, self-packaging parts and knowledge of high-volume processing methods. In addition, this capability allows us to produce prototype components and modules for customers on an expedited basis. We intend to maintain our vertical manufacturing capability until such time as we believe that efficient, reliable sources of supply of components are and will continue to be available. At that point, we would modify our comprehensive vertical integration strategy in those areas that we believe make sense and consider reallocation of our resources.


    CONTINUE TO DIVERSIFY CUSTOMERS AND PRODUCTS. We believe that diversifying the customers we serve as well as the products we manufacture will enable us to minimize the traditional cyclical effects of the semiconductor industry on our business. We have a significant market presence in North America, Asia and Europe. Moreover, our products are used in a broad range of applications that reduces reliance on sales to any particular industry. This ability to leverage our intellectual property across markets allows us to diversify our investment in research and design.


    DEVELOP LONG-TERM AND SIGNIFICANT CUSTOMER RELATIONSHIPS. We seek to enter into collaborative arrangements with existing and potential customers in attractive end-user markets in order to jointly develop and optimize our products for their use. We believe that our ability to provide technical assistance to these companies in terms of the design and development of solutions encourages the incorporation of our products in their devices. For example, in July 2000, we entered into a development and supply agreement with Lightchip in which we agreed to design, develop and supply components and modules critical to Lightchip's DWDM.

    PURSUE A SELECTIVE ACQUISITION AND INVESTMENT STRATEGY. We seek to access additional technological capabilities and complementary product lines through selective acquisitions and strategic investments. For example, through our funded partnership with Vacuum Process Technology, we are jointly developing high-yield chambers for specialty telecommunication coatings. We anticipate that the resultant coatings design laboratory and production facility will be combined with our scientific expertise to provide a competitive, quality product to the telecommunications and semiconductor markets. In addition, we will continue to look for technologies or other areas of expertise that will complement our existing core competencies.

PRODUCTS AND APPLICATIONS

    We manufacture micro-optics components and modules such as lenses, filters, fiber arrays and switches for the optical telecommunications industry and macro-optical components, such as flats, spheres, waveplates and mirrors for the semiconductor and industrial markets. We also manufacture, design and market yield enhancement solutions for high performance manufacturers through optical metrology and automation.

    Our products are based on our two core competencies:

    - optics--sold as components and assembled modules; and

    - yield enhancement--integration of automation and metrology.

                 HIGH PRECISION OPTICAL COMPONENTS AND MODULES

MICRO-OPTICS AND ASSEMBLIES:


PRODUCT             DESCRIPTION              BENEFITS TO CUSTOMER  MARKET                  STATUS
-------             -----------              --------------------  ------                  ------
Fiber Arrays        Used to couple light     - Low insertion loss  Telecommunications      Shipping
                    into arrayed devices     - Precision spacing
                    like arrayed waveguides  - Low cost

Laser Diode         Used for mounting laser  - Low cost            Telecommunications      Shipping
Submounts           chips in optical         - High reliability
                    amplifier systems

Optical Substrates  Used for thin-film       - Superior flatness   Telecommunications      Shipping
and Components      filters, dichroic          and thickness       Semiconductor
                    mirrors, diffraction     - Finish control
                    gratings and             - Customized to
                    polarization cubes         customer
                                               specifications

Microlens Arrays    Used to collimate light  - Certified at        Telecommunications      Beta Test/
                    from arrayed components    communication                               Pilot
                    like fiber arrays or       wavelength                                  Production
                    emitters into optical    - Low insertion loss
                    subsystems like DWDMs,
                    switches, and other
                    large channel count
                    devices

Fiber Optic         Used to collimate light  - Low cost            Telecommunications      Beta Test/
Collimators         from discrete            - High performance                            Pilot
                    components                                                             Production

Custom Integrated   Customer-specific        - Low cost            Telecommunications      Beta test
Modules             modules that integrate   - Leverages our
                    discrete components to     optics, metrology
                    combine, split, deflect    and alignment
                    or filter optical          capabilities
                    signals

All Optical MEMS    Optical cross connects,  - Low insertion loss  Telecommunications      Development
Switch              configurable from 32     - Low power to
                    I/O to 1024 I/O, for       operate
                    core or edge switching
                    applications

  MICRO-OPTICS AND ASSEMBLIES

    Our micro-optics capability is enhanced by our measurement capability for small, high performance optical elements and our proprietary batch processing and wafer fabrication technologies that are resident within our telecommunications optics division. Our micro-optics products include:

    FIBER ARRAYS. Our fiber arrays are the interface for signal transmission into wavelength division multiplexing systems and almost every kind of free space optical switch. We pattern and etch silicon, polish the fibers, coat, and position the fibers. We have the capability to etch fiber so that it can be placed at pitches less than 60 microns, which is much less than the fiber diameter itself. This is useful for integrated optical devices. We also apply our automation expertise for the placement of the fibers which has been a difficult, low-yielding and time consuming manual process for other optical component suppliers.


    LASER DIODE SUBMOUNTS. These are metal-patterned ceramic components that are used for mounting both passive and active optical elements such as laser chips into optical modules. One of these parts has been shipping in volume to a leader in submarine communication systems which produces an optical amplifier module.



    OPTICAL SUBSTRATES AND COMPONENTS. Our flat, high quality optical substrates and components are used in the manufacture of high performance DWDM filters, etalons, gratings and polarizers. Because of our experience in precision machining of glasses and ceramic materials, we have a strong capability for the production of these substrates and components. We recently entered this market as a direct result of customer requests.


    MICROLENS ARRAYS. Fabricated using photo-patterning and other wafer processing techniques, microlens arrays are comprised of closely and accurately spaced microlens elements on a substrate. They are used for coupling light between arrayed components, such as fiber arrays and arrayed MEMS switches. In many cases, lens array quality is the limiting factor for large scale all-optical switches.


    FIBER OPTIC COLLIMATORS. Our fiber optic collimators integrate discrete lens elements like spherical and bullet lenses with individual fibers and are used in the telecommunications industry for collimating beams from lasers or into other optical elements, while minimizing insertion loss. The end products which employ these components include various optical modules filter-based wavelength division multiplexers, beam combiners and switches.


    CUSTOM INTEGRATED MODULES. Our custom integrated modules involve packaging, aligning and assembling optical elements into a larger module such as a DWDM, a beam combiner, a switch or an optical add drop multiplexer. This custom integration leverages our metrology capability for use in the critical alignment of components in packaged assemblies. These assemblies can be of a generic nature or may be tailored for a customer's unique need or capability. Ultimately, a large number of discrete modules will be integrated within a singular integrated package.


    ALL OPTICAL MEMS SWITCHES. MEMS devices are micromachined in silicon and provide a technology platform that is widely used for optical switch devices. Using our knowledge of materials science and wafer processing, we developed a customized two dimensional electrostatic switch for a customer within ten weeks from receipt of order. We are currently developing a three dimensional switch based piezoelectric actuation. This three dimensional switch is targeted for applications requiring optical cross connects from 32X32 to 1024X1024.

MACRO-OPTICS AND ASSEMBLIES:


PRODUCT             DESCRIPTION              BENEFITS TO CUSTOMER  MARKET                  STATUS
-------             -----------              --------------------  ------                  ------
Prisms, Rhomboids,  High precision plano     - Low insertion loss  Telecommunications      Shipping
and Beamsplitters   optical components used  - High quality        Semiconductor
                    singly or in
                    combination to direct,
                    steer, combine, divide
                    and separate laser
                    beams

Optical Coatings    Thin-film coatings used  - High efficiency     Telecommunications      Shipping
                    to reflect, minimize       energy transfer     Semiconductor
                    loss, separate or        - Reduced feedback
                    combine light              and noise
                                             - Low insertion loss

Lenses and Lens     High precision           - High resolution     Telecommunications      Shipping
Systems             spherical and              optical             Semiconductor
                    aspherical lens            telecommunications
                    elements and assemblies    signal analysis
                    used in                  - High resolution
                    telecommunications and     lithography
                    semiconductor imaging
                    systems

Filters             Wavelength-selective     - Low insertion loss  Telecommunications      Development
                    thin-film coatings used  - Low channel cross-
                    to separate or combine     talk
                    optical signals in DWDM
                    applications

Reference Flat      Super-smooth flat        - Precise location    Semiconductor           Shipping
Mirrors             mirrors used as          of reference
                    reference surfaces with    surfaces
                    displacement             - High resolution
                    measurement sensors        lithography

Stage Mirrors       Lightweight wafer and    - High throughput     Semiconductor           Shipping
                    reticle stages used for
                    lithography and
                    metrology systems used
                    in semiconductor
                    manufacturing and
                    testing

Laser Optics        Mirrors, polarizers and  - Improved laser      Industrial              Shipping
                    laser and assemblies       performance and
                    disks used in high         damage resistence
                    energy laser systems
                    for alternative energy
                    research and nuclear
                    weapons simulation

  MACRO-OPTICS AND ASSEMBLIES

    We manufacture and supply high precision optical components and modules to customers as well as for use in our own instruments. Our macro-optic products include:


    PRISMS, RHOMBOIDS, AND BEAMSPLITTERS. Our high-precision plano optical components are manufactured and supplied to our external customers for use in a variety of modules and assemblies, including those used in fiber optic telecommunications systems. In addition, they are also used internally as part of our metrology and automation solutions. They are used individually or in combination with one another to direct, steer, combine, divide, and separate laser beams. These products are often coated with special optical films to meet the highly demanding requirements for low insertion loss and cross-channel isolation.


    OPTICAL COATINGS. Reflective films are designed to minimize loss of optical energy upon reflection from the coated surface. Anti-reflective films minimize the loss of energy upon transmission through the coated surface. These coatings are produced by vacuum deposition of thin dielectric films in sophisticated coating chambers. Reflective and anti-reflective coatings are essential for achieving low insertion losses through components and modules in optical telecommunications applications. Polarization coatings are applied to prisms and other plano optical components to separate or combine laser beams of orthogonal polarization. Such coatings are essential for efficient pumping of optical fiber amplifiers used in telecommunications systems.


    LENSES AND LENS SYSTEMS. Lenses are transmissive optical components with spherical or aspherical surfaces. They are used individually or in combination as lens systems to form and transfer images. We produce lenses and assemblies for use in a wide variety of applications, ranging from spectrum analyzers for optical telecom systems to semiconductor lithography. Such lenses are produced using advanced computer numeric control manufacturing and metrology equipment. We assemble lens systems in clean-room conditions using laser-based alignment and centering equipment.



    FILTERS. Our filters are made up of multiple layers of thin films whose thickness and material properties are chosen for their ability to distinguish among differing wavelengths. For example, narrow-bandpass filters are used to separate or combine optical signals in DWDM applications. Our filters are also used to separate optical telecommunication signals from amplifier pump radiation at shorter wavelengths. The design and deposition technology for producing filters employs vacuum coating chambers equipped with optical monitoring and real-time control systems.


    REFERENCE FLAT MIRRORS. Our super-smooth flat mirrors serve as reference surfaces when used in conjunction with displacement measurement interferometers. These reference mirrors must be made of special materials to be insensitive to temperature variation and non-uniformity. We produce a large quantity and variety of reference flat mirrors used in semiconductor manufacturing and metrology equipment. The flatness and smoothness of these mirrors are essential for precise location of semiconductor wafers and exposure masks during production and testing of integrated circuits.

    STAGE MIRRORS. Our stage mirrors are lightweight structures, which serve as both a mechanical support for a wafer or reticle and two orthogonal reference flat mirror surfaces. Stage mirrors are used in high performance lithography and metrology systems employing laser, electron-beam, or x-ray exposure sources. They are made of low-expansion materials to reduce sensitivity to thermal variations, and are machined to produce a lightweight but stiff mechanical structure with excellent dimensional stability. Two adjacent sides of the stage are finished using proprietary technology to serve as reference flat mirrors. The combined optical and structural properties of such stage mirrors are critical for achieving higher wafer throughput in advanced lithography and metrology tools. We supply stage mirrors to a number of manufacturers of semiconductor lithography and metrology equipment.

    LASER OPTICS. Laser optics are mirrors, polarizers and solid-state laser amplifiers used in high energy laser systems. Such components are used in laser fusion research and nuclear weapons simulation. Such optical components must be finished to the highest quality in terms of surface flatness, smoothness, and surface cosmetics. Even the smallest defects can lead to catastrophic failure in use. We are a leader in producing large plano laser optics, having supplied such components to major laser fusion laboratories for nearly two decades. We are under contract to the Lawrence Livermore National Laboratory, to produce mirrors, polarizers and amplifier slabs for the National Ignition Facility, also known as NIF. The NIF, when completed in 2007, is expected to be the largest laser system ever built.


                          YIELD ENHANCEMENT SOLUTIONS


METROLOGY:


PRODUCT                DESCRIPTION          BENEFITS TO CUSTOMER  MARKET                  STATUS
-------                -----------          --------------------  ------                  ------
Small Aperture         Used to analyze the  - Measures            Telecommunications      Shipping
Wavefront              surface shape of       performance of
Interferometer         transmitted            lenses
                       wavelengths and
                       optical components
Interferometric        Used for three-      - Improves analysis   Telecommunications      Shipping
Microscopes            dimensional            of various types    Semiconductor
                       analysis of the        of surfaces         Industrial
                       surface of an
                       object
Displacement           Used to measure and  - Improves            Telecommunications      Shipping
Measuring              control, while they    positioning         Semiconductor
Interferometers        are in motion, the     accuracy            Industrial
                       x, y and theta       - High Resolution
                       stages in photo      - High Velocity
                       lithography          - Low data age
                       equipment              uncertainty
Wavefront Analyzer     Used to align        - Decreases           Telecommunications      Internal Use
                       optical components     production time
                                              for optical
                                              components and
                                              modules
Large Aperture         Used to analyze      - Precise process     Semiconductor           Shipping
Wavefront              surface shape and      control             Industrial
Inteferometer          transmitted
                       wavelength of
                       optical components
                       and modules
Photomask Critical     Used to measure and  - Allows superior     Semiconductor           Shipping
Dimension Metrology    analyze resist-        resolution,
System                 coated and             repeatability and
                       production masks       linearity
                                            - Available with
                                              defect
                                              printability
                                              analysis
Geometrically          Used to measure the  - Allows industrial   Industrial              Shipping
Desensitized           flatness of            surfaces to be
Interferometer         precision machined     measured quickly
                       parts                  and without
                                              contact

PRODUCT                DESCRIPTION          BENEFITS TO CUSTOMER  MARKET                  STATUS
-------                -----------          --------------------  ------                  ------
Digital Video Disk     Used to measure the  - Allows inspection   Industrial              Shipping
Interferometer         transmitted            of small,
                       wavefront quality      aspherical lenses
                       of small lenses      - Used in digital
                                              video disk optical
                                              devices
3-D Interferometer     Used to measure      - High throughput     Industrial              Beta Test
                       flatness,            - High yield
                       thickness, and
                       parallelism of
                       precision machined
                       parts

  METROLOGY

    We offer a broad range of interferometry-based products. An interferometer analyzes the number, shape and position of the lines in the fringe pattern of bright and dark lines that result from the optical path difference between a reference and a measurement beam. These interferometric instruments and systems utilize highly sophisticated subsystems including precision optical components, stable and long-life laser or other light sources, piece part positioning stages and high-powered workstations or PCs for processing and analyzing fringe pattern data. Our metrology products include:


    SMALL APERTURE WAVEFRONT INTERFEROMETER. Our small aperture wavefront interferometer is a compact interferometer that is designed for ease of use, especially for applications that involve repetitive testing of similar components. It has the ability to quickly and automatically characterize microlenses as small as 20 microns to three millimeters in diameter. Its integrated motion control and down facing orientation make it ideal for testing lens arrays and picking and testing discrete lenses, molded aspherics, miniature mirrors and filters.


    INTERFEROMETRIC MICROSCOPES. Our interferometric microscopes combine advanced techniques of interferometry, microscopy and precision analysis algorithms in an automated package. These instruments make high precision surface analysis possible and are important because they provide surface structure analysis. These microscopes use scanning white light interferometry to measure nonspecular surfaces and build ultra-high z-axis resolution images. Our patented Frequency Domain Analysis system and powerful workstations and personal computers then combine for next-generation three-dimensional surface structure analysis.

    DISPLACEMENT MEASURING INTERFEROMETERS. Our displacement measuring interferometer family of laser interferometer systems provides measurements that control some of the world's most sophisticated machinery in the semiconductor, flat panel display production and optical component manufacturing industries. These products are used to measure the position of a tool relative to a part under fabrication through the use of a directed laser beam reflecting from the moving portion of a machine. Most of these systems are sold on an OEM basis into the semiconductor photolithography market.


    WAVEFRONT ANALYZER. The wavefront analyzer program is a fully automated micro-optic metrology system. The analyzer is used in the critical alignment of optical elements where the objective is to minimize wavefront error or align to a particular wavefront shape or target.


    LARGE APERTURE WAVEFRONT INTERFEROMETER. Our large aperture wavefront interferometer is used for large surface metrology. Our interferometers are used extensively in the optics industry to measure glass or plastic optical components such as flats, lenses and prisms. In addition, they are used to measure other precision components such as hard disks, bearings and sealing surfaces, polished ceramics and contact lens molds.

    PHOTOMASK CRITICAL DIMENSION METROLOGY SYSTEM. Our photomask critical dimension metrology system product lines hold a significant market share of the photomask metrology market and constitute the majority of our confocal scanning microscopy sales. They provide measurement in three axes and real observation in color. The positioning, measurement and data collection functions of the products can be custom configured to most networks.

    GEOMETRICALLY DESENSITIZED INTERFEROMETER. Our geometrically desensitized interferometer product is a patented interferometer which utilizes diffraction gratings to measure surfaces that have roughness and departures 20 times greater than those surfaces presently measurable with existing interferometer technology. It is able to measure rougher, nonspecular surfaces, such as those used in precision-machined parts applications, without sacrificing such advantages of other interferometers, such as the ability to utilize high-speed noncontact interferometry and to produce a full-field wide aperture view.

    DIGITAL VIDEO DISK INTERFEROMETER. The digital disk interferometer measures spherical and aspherical lenses for next-generation DVD players.

    3-D INTERFEROMETER. The 3-D interferometer product family is a new concept in interferometric metrology. They extend optical interferometric metrology to the rapid measurement of dimensional relationships. While previous interferometric metrology only measured one primary surface parameter such as roughness or flatness, it simultaneously measures the flatness, thickness and parallelism of industrial components. This patent pending technology combines our scanning broadband interferometry and displacement interferometry into one system. We expect industrial assemblies such as fuel injector systems to benefit from this technology with both increased efficiency and improved production yields.

AUTOMATION:

PRODUCT              DESCRIPTION            BENEFITS TO CUSTOMER   MARKET                  STATUS
-------              -----------            --------------------   ------                  ------
Fiber Placement      Used to attach fibers  - High throughput      Telecommunications      Beta Test
Station              in the manufacturing   - High yield
                     process                - Reliable

ZARIS (Automated     Used to present        - Safely handles       Semiconductor           Shipping
reticle inspection   reticles to an           fragile reticles
system)              operator for           - High throughput
                     inspection,            - High yield
                     classification,        - Increased
                     cleaning and             cleanliness
                     subsequent sorting

Reticle Shuffler     Used to transfer       - Provides an          Semiconductor           Shipping
                     multiple types of        automated front end
                     reticles                 to many OEM
                                              customers

Auto KMS             Fully automated        - High throughput      Semiconductor           Shipping
                     system used to         - High yield
                     measure critical       - Process control
                     dimensions on
                     reticles

Inspection System    Used for automated     - High throughput      Semiconductor           Shipping
Loader               material handling for  - Quality control      Industrial
                     OEM inspection
                     systems

E-Beam Loading       Used for automatic     - High environmental   Semiconductor           Shipping
System               loading and reticle      control
                     control, in vacuum,    - High throughput
                     to an OEM direct
                     write mask maker

  AUTOMATION


    Our Automation Systems division develops both products and custom automation solutions across a broad range of industries. Our automation products include:


    FIBER PLACEMENT STATION. Our fiber placement stations automatically place optical fibers in a silicon V-groove substrate. These stations eliminate the dependency on human operators for micro-assembly of fiber arrays and greatly increase the quality and throughput of the fiber array assembly process by an order of magnitude. The station can handle glass fibers with less than 60 microns in diameter on a 55 micron pitch on the silicon substrate.

    ZARIS. Our ZARIS tool is an automated reticle macro and micro inspection and cleaning system. Reticles are presented for visual inspection either at a bright light station or a microscope station. The tool's automated reticle handling eliminates scratched reticles and punctured pellicle due to manual handling. The ZARIS tool assists in cassette transfer procedures associated with reticle use and can be configured to interface with most standard input/output and stepper cassettes.

    RETICLE SHUFFLER. The Reticle Shuffler is a family of fully automated systems capable of transferring reticles in and out of various reticle carriers. All of the handling tasks are performed by a high-precision robot in an ultra clean mini-environment thereby reducing the risks normally associated with manual handling. The system is equipped with three input/output stations to accept manually delivered reticle carriers. The input/output stations can be configured to accommodate most major reticle carriers, as well as bar code identification to ensure proper routing.

    AUTO KMS. This fully automated inspection system incorporates our KMS microscope with a robotic material handling system. The system accepts an individual reticle from a carrier, automatically presents it to a bar code reader for identification, loads it to the microscope's inspection stage, performs an automated inspection routine, and returns the reticle to the original input location. A single graphical user interface provides the operator with input to both the handling and inspection systems.

    INSPECTION SYSTEM LOADER. This loader provides the automated material handling interface between the operator and the automated optical mask inspection equipment. As with our Reticle Shuffler, the loader is equipped with three input/output stations to accept manually delivered reticle carriers. The input/output stations can be configured to accommodate most major reticle carriers, as well as bar code identification to ensure proper routing. The loader has additional capabilities for orienting reticles and for placement onto the inspection stage.

    E-BEAM LOADING SYSTEM. Our E-beam loading system provides the automated material handling interface between the fabrication shop or mask shop operator and the mask writing equipment. The loader ensures product safety as well as cleanliness and thermal stability throughout the loading and unloading process, and provides production buffer by storing masks within the controlled environment. Inputs to the loader include standard or custom interfaces. The loader aligns the mask to a carrier using machine vision, loads the aligned pair into an airlock under atmospheric pressure, and transfers the pair to and from the E-beam stage under high vacuum. The system is integrated extensively with the mask writer and includes the graphical user interface for executing the loading process.

CUSTOMERS AND MARKETS

    The growing requirements for dimensional control to the subnanometer level have created an escalating need for our yield enhancement instruments and systems among both OEMs and end-users of microfabrication technology. We have been able to meet these demands with on-line yield improvement instruments and systems as well as with our off-line quality control instruments. Today, our installed base of high precision metrology systems exceeds 6,500.

    Several of our customers purchase multiple product family types and multiple technology platforms and employ our solutions at their facilities worldwide. The following is a sampling of our customers in fiscal 2000:

                        SELECTED CUSTOMERS BY END MARKET

TELECOMMUNICATIONS           SEMICONDUCTOR      INDUSTRIAL
------------------           -------------      ----------
Agilent                      Applied Materials  Boeing
Axsun                        Canon              Bosch
Cidra                        Cyberoptics        Caterpillar
Coherent                     Electro            Cummins Engine
Corning Rochester Photonics  Scientific         Eastman Kodak
Dicon Fiber Optics           IBM                Elcan
JDS Uniphase                 KLA-Tencor         Hitachi
Lightchip                    Nanya              Lawrence Livermore National
Lucent                       Samsung            Laboratories
Nortel Networks              SVG                Lockheed Martin
Tyco                                            Nikon
Vytran                                          University of Rochester
Zenastra Photonics


    In fiscal years 1998, 1999 and 2000, sales to our top customer, Canon, accounted for approximately 18%, 21% and 19%, respectively, of our net sales. Sales to the Lawrence Livermore National Laboratories accounted for 13%, 6% and 3% of our sales in 1998, 1999 and 2000, respectively. No other single customer accounted for more than 10% of our sales in any of the 1998, 1999 or 2000 fiscal years.


PATENTS AND OTHER INTELLECTUAL PROPERTY


    Our success and ability to compete depend substantially upon our internally developed technology. We have been developing a portfolio of intellectual property for 30 years. We rely on a combination of patent, copyright, trademark and trade secret laws and license agreements to establish and protect our proprietary rights in our products. We believe, however, that our success depends upon innovation, technological expertise and distribution strength. Since our inception, we have been granted 95 United States patents, of which 75 are currently active, and 44 foreign patents. While we cannot guarantee that any pending patent application will issue, we also have 69 United States patent applications and 69 foreign patent applications that are pending. All of our patents and applications were internally developed. In addition, we have numerous registered and unregistered trademarks.


    While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position.

RESEARCH AND DEVELOPMENT AND ENGINEERING OPERATIONS


    We operate in industries that are subject to rapid technological change and engineering innovation. We dedicate substantial resources to research and development. At December 31, 2000, we employed 132 individuals within our research and development and engineering operations, including 45 individuals with advanced degrees, of which 15 have earned doctoral degrees. Our strategy is to form close technical working relationships with customers and OEM suppliers in our markets to ensure that our products have relevancy when commercialized. In connection with our research and development operations, we also maintain a close working relationship with various research groups and academic institutions in the United States as well as abroad such as University Erlangen-Nurnberg in Germany, Zetetic Institute in Arizona, University of North Carolina at Charlotte and Stanford University. We believe that continued enhancement, development and commercialization of new and existing products and systems is essential to maintaining and improving our leadership position.


COMPETITION


    The industries in which we participate are intensely competitive and are characterized by price pressure and technological change. These markets are further dominated by a few market leaders. The telecommunications components and modules industry is characterized by lack of quality, on-time components and modules.



    We believe that we are one of a limited group of companies that develops and markets yield enhancement solutions. Our primary yield enhancement competitors in the semiconductor and telecommunications markets include Agilent's Laser Interferometer Positioning Systems Division, ADE's Phase Shift Technology, Leica's Mask Metrology Division, Veeco's Metrology Division, Berliner Glass and Bond Optics. In the telecommunications market, we compete with, among others:
MEMS Optical, Corning Rochester Photonics, Digital Optics Corporation, LINOS, NSG America, ACT MicroDevices, O-E Land, AMP, Wave Optics, Nanostructures, Inc., JDS Uniphase, Nitto Optics, Prisms Unlimited, Adept Technologies and Newport Corporation.


    The principal factors upon which we compete are:

    - performance and flexibility of solutions;

    - value;

    - on-time delivery;

    - responsive customer service and support; and

    - breadth of product line.

    We believe we compete favorably on each of these factors.

MARKETING AND SALES

    In the telecommunications market, we sell our optical components and modules directly from our optics division to optical network system manufacturers and suppliers. Generally, these customers have centralized purchasing and qualifications divisions and do not require that we have a worldwide organization for sales and distribution.

    In the semiconductor and industrial markets, our sales and marketing strategy is to establish and/or solidify strategic relationships with leading OEMs and end-users in targeted market sectors. The selling process for our products is performed through our worldwide sales organization operating out of six regional sales offices in California, Illinois, Connecticut, Germany, Singapore and Japan. Supporting this core sales team are business development, marketing, service, and engineering specialists representing our various optics, metrology, and automation factories in Connecticut, Massachusetts, Colorado, Florida, and Germany. Product promotion is done through trade shows, printed and e-business advertising, and industry technical organizations.

    The underlying focus of all our sales and marketing activities is to improve the performance of our customers' products and process through value-added, yield-enhancing solutions.

    The following table sets forth the percentage of our total sales by region (including sales delivered through distributors) during the past three years:

                                                                   YEAR ENDED JUNE 30,
                                                          --------------------------------------
                                                            1998           1999           2000
                                                          --------       --------       --------
United States......................................         56.5%          55.8%          56.0%

Japan..............................................         22.5%          22.3%          20.2%

Pacific Rim........................................         11.4%           9.5%          13.4%

Other (primarily Europe)...........................          9.5%          12.4%          10.4%


    Customer service is an essential and a growing part of our business, since product up-time is critical given the effect on our customers' production efficiency. As of June 30, 2000, our global sales customer support and service organization consisted of over 100 people skilled in sales, marketing, optical and electro component repair, software, application and system integration, diagnostics, and problem-solving capabilities.


MANUFACTURING, RAW MATERIALS AND SOURCES OF SUPPLY

    Our principal manufacturing activities are conducted at our facilities in Middlefield, Connecticut; Longmont, Colorado; Holliston, Massachusetts and Asslar, Germany. We maintain an advanced optical components manufacturing facility in Middlefield, specializing in the fabrication, polishing, and coating of plano, or flat, optics for sales to third parties, as well as the manufacturing of a wide variety of optics that are used in our metrology products. Our manufacturing activities for our metrology and system products consist primarily of assembling and testing components and sub assemblies, some of which are supplied by us and others are supplied by third-party vendors and then integrated into our finished products.

    In our optical unit, our wafer fabrication facility at Holliston, Massachusetts has a full complement of vacuum deposition, photolithography, ion-milling, reactive ion etching, electroplating, wet chemistry and film characterization machines. This enables us to fabricate a wide variety of optical components. These include patterned substrates for microwave devices, MEMS devices for high-speed switching, and various metal and dielectric coatings, including those required for optical filters and anti-reflection. Silicon baseplates, with built-in alignment and attachment features, are also fabricated within the wafer fabrication facility. This vertically integrated manufacturing capability reduces the necessity to rely on outside suppliers in a supply contained market allowing faster development of products and faster deliveries.

    Our capabilities in precision mechanical processing, spanning from lapping and polishing to slicing and grinding, allows us to fabricate micro-optic and opto-mechanical components, i.e. ball lenses, collimator lenses, polished fibers, silicon baseplates, and platforms at Holliston. In addition, a fully equipped model shop at the Holliston facility enables our optics division to rapidly fabricate its own machined parts and tools for quick approval by customers.

    Certain components and subassemblies incorporated into our systems are obtained from a single source or a limited group of suppliers. We routinely monitor single or limited source supply parts, and we endeavor to ensure that adequate inventory is available to maintain manufacturing schedules should the supply of any part be interrupted. Although we seek to reduce our dependence on sole or limited source suppliers, we have not qualified a second source for various of these products and the partial or complete loss of certain of these sources could have a negative impact on our results of operations and damage customer relationships.

EMPLOYEES


    At December 31, 2000, we employed 632 people. Our employees are not represented by a labor union or a collective bargaining agreement. We regard our employee relations as good.

PROPERTIES


    We maintain manufacturing facilities in Middlefield, Connecticut; Holliston, Massachusetts; Asslar, Germany and Longmont, Colorado. Our corporate headquarters is on Laurel Brook Road in Middlefield, Connecticut. The Middlefield facility consists of one 135,500 square-foot building on approximately 80 acres. In 1998, this facility was expanded by 35,500 square feet to provide additional optical fabrication capacity and a new office area for sales, service, R&D and administrative personnel.



    We recently purchased an 87,000 square-foot facility in Westboro, Massachusetts to expand production capacity for Zygo TeraOptix. Building modifications and clean room construction is under way and expected to be completed by Summer 2001. At that time, we will completely relocate Zygo TeraOptix from Holliston and consolidate all of our micro-optics operations in Westboro.



                                                  SQUARE FEET
                                            ------------------------
OPERATION/LOCATION                          MANUFACTURING    TOTAL     OWNED/LEASED
------------------                          -------------   --------   ------------
Corporate Headquarters:                         80,000      135,500       Owned
  Eastern Regional Sales Office,
  Instrument Manufacturing,
  and Optics Manufacturing
Middlefield, Connecticut

Automation Systems Manufacturing                15,000       32,000      Leased
Longmont, Colorado

Zygo TeraOptix
Holliston, Massachusetts*                       10,000       16,000      Leased
Westboro, Massachusetts*+                       60,000       87,000       Owned

Zygo--Laser Technology (R&D)                         0        1,452      Leased
Watsonville, California

R&D Center                                           0       12,240      Leased
Newbury Park, California

Zygo Delray Beach                                    0       15,000      Leased
Delray Beach, Florida

Western Regional Sales Office                        0        7,400      Leased
Sunnyvale, California

Central Regional Sales Office                        0        3,283      Leased
Northbrook, Illinois

Zygo Engineering Office                              0        6,290      Leased
Simi Valley, California

European Regional Sales Office,                  1,500        4,000      Leased
  Confocal Manufacturing
Asslar, Germany

Zygo--Pacific Rim Sales Office                       0        2,350      Leased
Singapore

ZygoLOT                                              0        1,296      Leased
Damstad, Germany

Zygo KK                                              0        1,775      Leased
Tokyo, Japan
                                               -------      -------
Total                                          166,500      325,586
                                               =======      =======


------------------------


* Westboro facility is expected to be operational by Summer 2001; replaces Holliston facility


+  Possible space expansion up to 140,000 square feet

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table lists our current executive officers and directors:


NAME                                  AGE                           POSITION
----                                  ---                           --------
J. Bruce Robinson.................     58      Chairman, Chief Executive Officer and President

William H. Bacon..................     51      Vice President, Metrology Manufacturing

John Berg.........................     38      Director; President and Chief Technical Officer of
                                               Zygo TeraOptix

Richard M. Dressler...............     55      Vice President, Finance, Chief Financial Officer
                                               and Treasurer

Brian J. Monti....................     44      Vice President, Worldwide Sales and Marketing

Peter B. Mumola...................     56      Vice President, Optics Division

David J. Person...................     53      Vice President, Human Resources

Robert A. Smythe..................     49      Vice President, Engineering

Patrick Tan.......................     40      Director; Vice President, Business Operations of
                                               Zygo TeraOptix

Carl A. Zanoni....................     59      Director and Vice President, Technology

Paul F. Forman....................     66      Director, Chairman Emeritus

R. Clark Harris...................     63      Director

Seymour Liebman...................     51      Director

Robert G. McKelvey................     64      Director

Robert B. Taylor..................     53      Director



    J. BRUCE ROBINSON serves as our Chairman, Chief Executive Officer and President. Prior to joining us in February 1999, Mr. Robinson spent 25 years with the Foxboro Company as Vice President, Business Development, from December 1998 to February 1999; President, Worldwide Operations, from November 1996 to December 1998; and President of Europe from 1990 to 1996.



    WILLIAM H. BACON has served as our Vice President, Metrology Manufacturing since April 2000. Previously, Mr. Bacon served as our Vice President, Corporate Quality from January 1996 to April 2000. From November 1993 to January 1996, Mr. Bacon was our Director of Total Quality and also served as our Manager of Instrument Manufacturing Engineering from June 1987 to November 1993.


    JOHN BERG serves on our Board of Directors and has served as the President and Chief Technical Officer of Zygo TeraOptix since May 2000. Previously
Mr. Berg served as the President and Chief Technical Officer of Firefly Technologies from 1997 to 2000 and was Vice-President of Engineering at Digital Papyrus Corporation. Prior to that, John held senior management and technical positions at Digital Equipment Corporation and Quantum Corporation from 1988 to 1995.


    RICHARD M. DRESSLER has served as Vice President, Finance, Chief Financial Officer and Treasurer since January 2001. Previously, Mr. Dressler served as President of Richard Dressler L.L.C. Consulting from July 2000 until January 2001. From 1976 to 2000, Mr. Dressler served in various capacities with units of United Technologies Corporation, including as Director of Cost Management and Financial

Systems of Carrier Corporation, as Controller of Sikorsky Aircraft and as Vice President, Finance and Administration of United Technologies Control Systems.


    BRIAN J. MONTI has served as our Vice President, Worldwide Sales and Service since July 1999. Previously, Mr. Monti served as Vice President, Sales, Service and Marketing for Radiometric Corporation and Vice President, Sales, Services and Marketing for Honeywell Measurex DMC.

    PETER B. MUMOLA has served as our Vice President of Optics Division since February 2000. From June 1999 to February 2000, he served as our General Manager, Optics Business. From January 1996 until June 1999, Mr. Mumola was President of IPEC-Precision Inc., a supplier of specialty silicon wafer manufacturing and metrology equipment. Previously, Mr. Mumola served as the Business Director for Diversification of Hughes Electronics, Danbury Optical Systems.

    DAVID J. PERSON has served as our Vice President, Human Resources since September 1998. Previously Mr. Person served in a number of senior human resource management positions with Digital Equipment Corporation from 1972 to September 1998.

    ROBERT A. SMYTHE has served as our Vice President, Engineering since
June 1998. From January 1996 to June 1998, he served as our Vice President, Sales and Marketing. From June 1993 to January 1996, Mr. Smythe was our Director of Sales and Marketing and from April 1992 to June 1993, he served as our Manager, Industry Marketing.

    PATRICK TAN serves on our Board of Directors and has served as the Vice President of Business Operations of Zygo TeraOptix since May 2000. Previously Mr. Tan served as the Vice President of Business Operations of Firefly Technologies from 1997 to 2000 and has held senior management and engineering positions at Digital Equipment Corporation and Quantum Corporation from 1985 to 1997.

    CARL A. ZANONI has served as our Vice President, Technology since
June 1998. Previously, he served as our Vice President, Research, Development and Engineering from April 1992 to June 1998. Dr. Zanoni is one of our co-founders and has served as an executive officer since our inception in 1970. He also serves on our Board of Directors.

    PAUL F. FORMAN is one of our co-founders and serves on our Board of Directors and has served as Chairman Emeritus since November 1998. He also served as our Chairman of the Board from June 1970 to November 1998 and as our Chief Executive Officer from June 1970 to November 1993.


    R. CLARK HARRIS serves on our Board of Directors. Mr. Harris has been a partner of North East Ventures since June 1998. From May 1995 to May 1998, Mr. Harris served as President of Uniphase Telecommunication Products.
Mr. Harris is currently a director of New Focus, Inc.


    SEYMOUR LIEBMAN serves on our Board of Directors. He has worked as Executive Vice President and General Counsel of Canon U.S.A., Inc. since February 1996 and Senior Vice President Finance and General Counsel of Canon U.S.A., Inc. from January 1992 until January 1996.

    ROBERT G. MCKELVEY serves on our Board of Directors. He has been the Chairman and President of George McKelvey Co., Inc., an investment advisor and securities broker-dealer, since 1976.


    ROBERT B. TAYLOR serves on our Board of Directors. Since January 2001, he has been the Senior Vice President of Finance and Administration of Colonial Williamsburg Foundation. Previously, he served in various capacities for Wesleyan University, including as its Vice President and Treasurer for the last 15 years.

                       TRANSACTIONS WITH RELATED PARTIES

    Seymour Liebman who serves on our Board of Directors is the Executive Vice President and General Counsel of Canon U.S.A., Inc., an affiliate of
Canon Inc., or Canon. Canon is one of our principal stockholders. Canon Sales Co., Inc., a subsidiary of Canon, acts as exclusive distributor of some of our products in Japan. Sales to Canon Sales Co., Inc. aggregated approximately
$16.5 million or 19% of our net sales, for fiscal 2000. Selling prices were based, generally, on customary terms given to domestic distributors. In addition, we have entered into agreements providing for confidential exchange of proprietary technology with Canon.


    In December 2000, we made loans to two of our executive officers and directors, John Berg and Patrick Tan. Mr. Berg and Mr. Tan executed promissory notes in principal amounts of $114,782.20 and $72,417.89, respectively. The promissory notes are secured by real property owned by Mr. Berg and Mr. Tan, bear interest at a rate equal to 7% per annum, payable to us upon demand. The purpose of the loans was to allow Mr. Berg and Mr. Tan to satisfy their tax obligations arising from our acquisition of Firefly, in which they were principal shareholders. As of the date of this prospectus, the entire principal amount of each promissory note was outstanding. These notes are expected to be repaid by Messrs. Berg and Tan with the proceeds realized by them in this offering.



    In January 2001, we appointed Richard M. Dressler our Vice President, Finance, Chief Financial Officer and Treasurer. Mr. Dressler is employed on an at-will basis. Mr. Dressler's base salary is $160,000 per year. In addition, Mr. Dressler is eligible for a bonus of up to 35% of his base salary if designated corporate and business unit goals are met. Mr. Dressler also receives a monthly automobile allowance and received options to purchase up to 20,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant, vesting over four years.


                              SELLING STOCKHOLDERS


    The following table presents information regarding the selling stockholders' beneficial ownership of our common stock as of January 29, 2001.



    The beneficial ownership is calculated based on 14,860,144 shares of our common stock outstanding as of January 29, 2001 and 17,360,144 shares of common stock after completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after January 29, 2001 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. To our knowledge, except pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person's name. The address of each of the selling stockholder, all of whom are directors and executive officers of our company, is c/o Zygo Corporation, Laurel Brook Road, Middlefield, Connecticut 06455. Each individual below has agreed not to sell any shares of our common stock during the period ended 180 days after the effective date of this offering without the prior written consent of Bear, Stearns & Co. Inc., subject to specified exceptions.



                                          NUMBER OF SHARES
                                          OF COMMON STOCK     NUMBER OF SHARES    NUMBER OF SHARES
                                         BENEFICIALLY OWNED   OF COMMON STOCK      OF COMMON STOCK
                                              PRIOR TO         TO BE SOLD IN     BENEFICIALLY OWNED
SELLING STOCKHOLDER                        THIS OFFERING       THIS OFFERING     AFTER THIS OFFERING
-------------------                      ------------------   ----------------   -------------------
John Berg..............................           532,984         155,000                377,984
Patrick Tan............................           336,363         125,000                211,363
Carl A. Zanoni.........................           546,400         100,000                446,400

                                  UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement, dated
            , 2001, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Lehman Brothers Inc., C.E. Unterberg, Towbin and ING Barings LLC have severally agreed with us and the selling stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth below opposite their respective names.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Bear, Stearns & Co. Inc.....................................
Lehman Brothers Inc.........................................
C.E. Unterberg, Towbin......................................
ING Barings LLC.............................................
  Total.....................................................

    The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any, are purchased.

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $           per share, of which $           may
be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 432,000 shares of common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 432,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                            TOTAL
                                                                   -----------------------
                                                                     WITHOUT       WITH
                                                                      OVER-        OVER-
                                                       PER SHARE    ALLOTMENT    ALLOTMENT
                                                       ---------   -----------   ---------
Underwriting discounts and commissions payable by
  us.................................................   $            $            $
Underwriting discounts and commissions payable by the
  selling stockholders...............................


    We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $700,000.


    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

    Each of our executive officers and directors, including without limitation, the selling stockholders, have agreed, subject to specified exceptions, not to:

    - offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or


    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the common stock on and including the 180th day after the registration statement relating to the offering has been declared effective by the staff of the Securities and Exchange Commission. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our shareholders who have executed a lock-up agreement, other than the selling stockholders, providing consent to the sale of shares prior to the expiration of the lock-up period.



    In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options or shares of common stock under existing stock option and incentive plans.


    Other than in the United States, no action has been taken by us, the selling stockholders or the Underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

OUR COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL
  "ZIGO."

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

    The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    Bear, Stearns & Co. Inc. and other representatives from time to time perform investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

                                 LEGAL MATTERS


    The validity of the common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Paul Jacobs, a partner in Fulbright & Jaworski L.L.P., is our Secretary and, as of February 1, 2001, beneficially owned 4,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.


                                    EXPERTS


    The consolidated financial statements as of June 30, 1998, 1999 and 2000 and for each of the three years in the period ended June 30, 2000 incorporated by reference in this prospectus have been so included in reliance on the report of KPMG LLP, independent certified public accountants, on the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION

    We are subject to the informational requirements of the Exchange Act, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed can be inspected and copied at the Securities and Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Securities and Exchange Commission Public Reference Room at 1-800-SEC-0330 for further information on its operations. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including ours, that file electronically with the Securities and Exchange Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

    We have filed with the Securities and Exchange Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in this registration statement, some portions of which have been incorporated by reference as permitted by the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements are qualified in all respects by this reference and the exhibits and schedules thereto. For further information regarding us and the shares of our common stock being offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Securities and Exchange Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    Our Annual Report on Form 10-K405 for the year ended June 30, 2000 and the Reports on Form 10-Q for the Quarterly Periods Ended September 30, 2000 and December 31, 2000, filed with the SEC, are incorporated by reference in this prospectus. Any statement contained in a document we incorporate by reference is deemed modified or superceded to the extent that a later filed document, including this prospectus, shall modify or supercede that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute part of this prospectus.



    We will furnish, without charge, to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this prospectus). Requests for such documents should be directed to Richard M. Dressler, Zygo Corporation, Laurel Brook Road, Middlefield, Connecticut 06455, telephone (860) 347-8506.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    Prospective investors may rely only on the information contained or incorporated by reference in this prospectus. Neither Zygo Corporation nor any underwriter has authorized anyone to provide prospective investors different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.


                           --------------------------


                               TABLE OF CONTENTS

                            ------------------------


                                       Page
                                     --------
Prospectus Summary.................      1
Summary Financial Data.............      4
Risk Factors.......................      5
Special Note Regarding
  Forward-Looking Statements.......     14
Use of Proceeds....................     15
Dividend Policy....................     16
Price Range of Common Stock........     16
Capitalization.....................     17
Selected Financial Data............     18
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........     20
Business...........................     25
Management.........................     45
Transactions with Related
  Parties..........................     47
Selling Stockholders...............     47
Underwriting.......................     48
Legal Matters......................     51
Experts............................     51
Available Information..............     51
Incorporation of Certain Documents
  by Reference.....................     52



    UNTIL             , 2001 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                     [LOGO]


                                2,880,000 SHARES



                                  COMMON STOCK


                                ---------------


                                   PROSPECTUS


                                ---------------


                            BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS


                                ---------------


                             C.E. UNTERBERG, TOWBIN
                                  ING BARINGS



                                           , 2001


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are as follows:


SEC Registration Fee........................................  $    28,916
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................       12,066
Accountants' Fees and Expenses*.............................      150,000
Legal Fees and Expenses*....................................      385,000
Printing Fees*..............................................      110,000
Miscellaneous*..............................................       14,018
                                                              -----------
  Total.....................................................  $   700,000
                                                              ===========


------------------------

*   Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provision for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Company has entered into Indemnity Agreements with certain directors and officers, which provide the maximum indemnification allowed by
Section 145. The officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A)  EXHIBITS


NO.                                             DESCRIPTION
---                                             -----------
         1.1            Form of Underwriting Agreement

         5.1            Opinion of Fulbright & Jaworski L.L.P.+

        10.1            Zygo Corporation Employee Stock Purchase Plan+

        23.1            Consent of KPMG LLP

        23.2            Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
                        5.1)

        24.1 Power of Attorney (included on signature page to the Registration Statement)*



*   Previously filed.



+   To be filed by amendment


    (B)  FINANCIAL STATEMENT SCHEDULES
       Not Applicable.

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Middlefield, State of Connecticut, on February 7, 2001.


                                                       ZYGO CORPORATION

                                                       By:            /s/ J. BRUCE ROBINSON
                                                            -----------------------------------------
                                                                        J. Bruce Robinson,
                                                                   CHAIRMAN, CEO AND PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:



                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----
                                                       Chairman, Chief Executive
                /s/ J. BRUCE ROBINSON                    Officer and President
     -------------------------------------------         (Principal Executive         February 7, 2001
                  J. Bruce Robinson                      Officer)

                                                       Vice President, Finance,
               /s/ RICHARD M. DRESSLER                   Treasurer and Chief
     -------------------------------------------         Financial Officer            February 7, 2001
                 Richard M. Dressler                     (Principal Financial and
                                                         Accounting Officer)

                                    *
     -------------------------------------------       Director                       February 7, 2001
                      John Berg

                                    *
     -------------------------------------------       Director                       February 7, 2001
                   Paul F. Forman

                                    *
     -------------------------------------------       Director                       February 7, 2001
                   R. Clark Harris

                                    *
     -------------------------------------------       Director                       February 7, 2001
                 Seymour E. Liebman

                                    *
     -------------------------------------------       Director                       February 7, 2001
                 Robert G. McKelvey

                                    *
     -------------------------------------------       Director                       February 7, 2001
                     Patrick Tan

                                    *
     -------------------------------------------       Director                       February 7, 2001
                  Robert B. Taylor

                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----
                                    *
     -------------------------------------------       Director                       February 7, 2001
                   Carl A. Zanoni



*By:                  /s/ J. BRUCE ROBINSON
             --------------------------------------
                        J. Bruce Robinson
                        ATTORNEY-IN-FACT